1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2006

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated March 17, 2006	4

1.2	Press Release dated March 17, 2006	53

FORWARD-LOOKING STATEMENTS

The Announcement and Press Release of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F (File No. 000-50631) as filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: March 20, 2006	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

Exhibit 1.1

(Stock Code: 8282)

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F to be filed with the United States Securities and Exchange Commission.

(Stock Code: 8282)

FINAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2005

HIGHLIGHTS

•	Total revenues for the year ended December 31, 2005 grew by 40% from 2004 to US$172.11 million

•	Revenues from wireless Internet services rose to US$161.88 million for the year, representing a 43.4% growth from 2004

•	Advertising revenues rose to US$9.21 million in 2005, up 21.5% from 2004

•	US GAAP basic earnings per ADS were US$0.877 for the full year and US$0.854 fully diluted earnings per ADS for the full year

CHAIRMAN’S STATEMENT

2005 was another significant for the Company as we solidified our position as the leading wireless Internet firm in mainland China. Against the backdrop of a more stable regulatory environment compared to 2004, the Company gained market share against most of our key competitors whilst continuing to bolster our competitive advantages in wireless distribution, operational strengths and integration of wireless services with our portal, www.tom.com.

Moreover, the Company set the foundation for new business opportunities through the creation of our joint venture with Skype to focus on next-generation communication tools for mainland Internet users, our strategic alliance with UMPay to develop payment functions for Chinese mobile users and the acquisition of Indiagames, a leading mobile game developer based in India.

For the 12-months ended December 31, 2005 our total revenues were US$172.11 million (“mn”), representing an increase of 40% from the same period in 2004 which were US$122.72mn. Our key business areas were wireless Internet, online advertising and other revenues.

Wireless Internet

The majority of our revenues were derived from our wireless Internet service. In 2005, our wireless Internet service achieved revenues of US$ 161.88mn, representing an increase of 43.4% over the same period last year, which were US$ 112.88mn, as we benefited from industry growth and the integration of acquisitions in 2004. In 2005, our wireless Internet revenues made up 94% of our total revenues vs. 92% in 2004 as we continued to emphasize our wireless Internet service as our core strategic focus area.

More importantly, against the backdrop of an increasingly competitive, but more stable regulatory environment, the Company continued to innovate, perform and increased its market share in the wireless Internet industry. In addition, I believe that through the Company’s diverse wireless distribution channels and platforms, it is well positioned to leverage these assets to support Chinese mobile operators mobile value added service goals as they adopt 3G technologies.

Online Advertising

Our online advertising revenues increased 21.5% to US$9.21mn in 2005 from US$7.58mn in 2004. In 2005, online advertising revenues accounted for 5.4% of our total revenues, down from 6.2% in 2004. Year-on-year growth was driven by a number of factors including, increased traffic on our portal, higher average spend per advertiser on our portal and initiatives in the 2nd half of 2005 to focus our sales efforts on fewer, but more strategic portal channels such as our music, entertainment, auto and sports channels, amongst others.

Gross Profit and Margins

Our gross profit increased 26.5% to US$73.30mn in 2005 from US$57.96mn in 2004. However, our gross profit as a percentage of revenues, or gross profit margin, decreased to 42.6% in 2005 from 47.2% in 2004. This decline in margins was mainly due to the Company’s strategy of building alliances with distribution partners (including TV, radio, print and handset vendors) as well as content partners and sharing a percentage of revenues. This has had an adverse impact on margins, but as discussed above, has enabled significant market share gains in 2005.

Total Operating Expenses

Total operating expenses increased 20.0% to US$32.27mn from US$26.89mn in 2004, as the Company increased spending in overall staff headcount increases, senior management compensation expenses, professional fees associated in the preparation for Sarbanes Oxley certification and product development, amongst others. Whilst sales and marketing expenses stayed relatively stable during the year as the bulk of our marketing occurs through our wireless Internet distribution alliances and other direct cost of service activities.

Net Income

Net income attributable to shareholders was US$45.01mn in 2005 compared to net income of US$33.91mn in 2004, representing a 32.7% increase from 2004.

BUSINESS OUTLOOK

Overall, 2005 was another solid year of achievement. In 2006, I expect the Company to continue its focus and solidify its leadership in the rapidly growing Chinese wireless Internet market whilst preparing itself for coming 3G and broadband Internet opportunities.

I would like to thank the Board of Directors and especially all of the Company’s employees for their hard work, support and dedication in building TOM Online into what is today.

Frank Sixt

Chairman

Hong Kong, March 17, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements together with the respective notes thereto, included elsewhere in this document. Our audited historical consolidated financial statements have been prepared in accordance with US GAAP.

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003 and the effects of our acquisition of Puccini from November 19, 2003. As a result, our historical consolidated financial statements and the discussion and analysis herein include up until September 26, 2003, the results of operations of the six companies that have historically been managed together with our business but are not part of our company following our reorganization. Most of the business operations of these six companies were, however, moved to our company. Our audited historical consolidated financial statements and the discussion and analysis herein also include the financial position and results of operations of (i) Treasure Base, Whole Win and Indiagames beginning as of August 11, 2004, November 19, 2004 and February 24, 2005 respectively, being the dates of their respective acquisitions by the Company and (ii) the TOM-SKYPE joint-venture, Tel-Online, as of August 22, 2005, being the date the joint-venture was incorporated.

OVERVIEW

We are one of the leading wireless Internet Companies in China. We operate one of China’s most trafficked online properties, which focuses on the youth demographic. We seek to provide wireless Internet services that are relevant and essential to our users with a bias towards entertainment, lifestyle and sports products and services.

We deliver our services to our users through mobile telecommunication operators’ channels, portal and web alliances, alliances with handsets manufacturers, users’ mobile phones, traditional media, including television, radio and print.

We distinguish and differentiate ourselves through (1) our broad and diverse distribution channels, which allow us to reach a large portion of the overall Chinese population which have mobile phones, but not necessarily Internet access. (2) our operational excellence, which through our teams and systems, allows us to provide high quality products and services to both our mobile operator partners and end users, resulting in higher consumer satisfaction (3) our acquisition and development of quality content and services tailored for the mobile phone and (4) our integration of our online platforms (primarily www.tom.com) and online communities with our mobile services. In addition, we have enhanced our online features through the establishment of the TOM-Skype joint venture which provides next-generation communication services to mainland Chinese Internet users.

In July 2000, we launched our Internet portal, www.tom.com, and focused our business upon providing Internet-based content and services to users through our websites. In 2000 and 2001, China Mobile and China Unicom, respectively, launched platforms for the delivery of wireless Internet services to users through their mobile phones, and began allowing third parties to use their billing and collection systems to charge fees for products and services that are delivered through these platforms. This created an opportunity for Internet companies, such as us, to deliver Internet portal products and services to users in China through their mobile phones and to utilize these billing and collection systems to collect fees for these services. Our revenues increased to US$172,114,000 in 2005 from US$122,720,000 in 2004. Our wireless Internet services revenues accounted for approximately 94% of our total revenues in 2005.

Prior to 2003, our offline advertising revenue accounted for the majority of our advertising revenue. In 2004 and 2005, our online advertising revenue accounted for all our advertising revenue. Our Internet portal is one of the leading Internet portals in China and to monetize this position, we focused on developing our online advertising business by increasing the number of quality and branded companies advertising on our websites. We continue to attract leading advertisers in online auctions, consumer electronics, high-tech products, consumables and fashion, wishing to target our young audience. Our advertising revenue increased to US$9,210,000 in 2005 from US$7,583,000 in 2004 and accounted for approximately 5% of our total revenue in 2005.

Our commercial enterprise solutions and others business includes providing technical services for the Internet-related computer hardware and software needs of our clients and a minor portion from other services such as e-commerce and fee-base email services. In 2005, our commercial enterprise solutions and others revenue accounted for approximately 1% of our total revenues, down from 1.8% of total revenues in 2004.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless Internet services and Internet content services. As a result, we conduct substantially all of our operations in the PRC through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with these five entities and their respective shareholders, pursuant to which we are entitled to receive service fees in an amount equal to substantially all of the net income of these companies and under certain contractual arrangements, our wholly-owned subsidiaries agreed to guarantee the performance of these companies in connection with the operations-related agreements they entered into with third parties. As a result of these contractual arrangements, under US GAAP, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone are variable interest entities and we are the primary beneficiary of these entities, and accordingly we consolidate their results of operations in our historical consolidated financial statements.

On February 24, 2005, we completed our acquisition of a 76.29% stake in Indiagames for a total consideration of US$13,732,000. With the addition of Indiagames, the Group expanded its products and services offering to that of wireless, mobile games. Indiagames has a large market share in India and also distributes its products globally. At the end of April 2005, Cisco and Macromedia (now Adobe) invested an aggregate of US$4,000,000 in Indiagames, resulting in a dilution of our shareholding to 62.42%. We consolidate Indiagames’ results of operations in our historical consolidated financial statements from the February 24, 2005 acquisition date.

In August 2005, jointly with Skype Technology Limited, we established Tel-Online, a Cayman Islands incorporated company, to develop next generation communication services in the mainland China market. The joint-venture is focusing on developing a localized TOM-SKYPE instant messaging/chat client for the mainland China market and to grow its user base. At the end of

December 31, 2005, there were 7.43mn registered TOM-SKYPE users, up from the 3.4 mn registered users at September 5, 2005. In the year 2006, we plan to begin commercialization of premium services over the TOM-SKYPE platform. We have determined that under US GAAP, Tel-Online is a variable interest entity and we are the primary beneficiary of the investments in the joint-venture. We consolidate its results of operations in our historical consolidated financial statements.

On September 13, 2005, we secured an alliance with UMPay (whose shareholders include China Mobile and China UnionPay) to become its wireless and online payment portal partner and to work with UMPay to offer more comprehensive mobile payment products to Chinese consumers and merchants. This alliance is an important milestone for our Company as China’s leading wireless internet Company to provide not only mobile content, but mobile functions, namely payment services, to our end users.

REVENUES

Our revenues in 2005 are derived from our two primary operating segments: wireless Internet services and online advertising. We derive a minor portion of our revenues from others. Revenues from our subsidiary, Indiagames, are included in our wireless Internet services revenue segment.

Our revenues are primarily derived from our wireless Internet services, which include SMS, MMS, WAP, IVR and CRBT services. Through these services we provide music and entertainment downloads, information and community-oriented products, as well as news headlines, sports information, games, wallpaper and dating services.

Our revenues represent our total revenues from operations net of certain business and value-added taxes. Our revenues are primarily derived from Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, and from our subsidiaries that are incorporated in the PRC. Less than 2.5% of our wireless Internet services revenues are derived from Indiagames, which is incorporated in the Republic of India. Our wireless Internet services revenue in China is subject to a 3.3% business tax and our advertising revenue is subject to a business tax of up to 8.5%. In addition, our computer hardware sales revenue is subject to a 17.0% value-added tax, which is partially offset by value-added taxes paid on purchases, and our other non-computer hardware related commercial enterprise solutions revenue is subject to a 5.5% business tax. Furthermore, any service fees that Beijing Super Channel, Beijing Lahiji, GreaTom, Puccini Network, Ceng Dong Yi and Heng Dong Wei Xin charge and subsequently collect pursuant to exclusive technical and consulting service agreements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, respectively, are subject to a 5.0% business tax.

Our revenues from Indiagames are net of business tax and operators’ fees. Indiagames’ sales in India are subject to a 4.0% Value-Added Tax (VAT). Overseas revenues are exempt from VAT. Credit for VAT on purchases is claimed as deduction from the Total VAT payable for the relevant month.

The following table sets forth certain historical consolidated revenue data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Wireless Internet services (1)	55,843	72.5%	112,880	92.0%	161,879	94.0%
Advertising (2)	5,845	7.6%	7,583	6.2%	9,210	5.4%
Commercial enterprise solutions and others (3)	13,825	17.9%	2,189	1.8%	1,025	0.6%
Internet access (4)	1,560	2.0%	68	—	—	—

Total revenues	77,073	100.0%	122,720	100.0%	172,114	100.0%

(1)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless Internet services platforms of China Mobile and China Unicom. Revenues from the wireless Internet services of Wu Ji Network, LingXun and Startone are included beginning as of November 19, 2003, August 11, 2004, and November 19, 2004, respectively. Also includes revenues from the mobile games products of Indiagames, since February 24, 2005.
(2)	In 2003 only, includes offline advertising revenue that is bundled with online advertising revenue. From 2004, comprised of online advertising only.
(3)	Primarily includes revenue from computer hardware sales, integrated enterprise solutions services, and a minor portion of other revenues from e-commerce and fee-based e-mail boxes services.
(4)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards in subsequent periods. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Wireless Internet services. The majority of our wireless Internet services revenue is derived in China from products and services that we provide through China Mobile’s Monternet platform and China Unicom’s UNI-Info platform. We recognize revenue derived from our wireless Internet services in China on a gross basis, that is, before deducting the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators.

Through our subsidiary, Indiagames, we recognize revenues derived from mobile games (in formats such as Java ™, BREW™, I-Mode™, Flash Lite™ and Symbian™), which we provide through mobile telecommunication operators and through several distribution channels, on a net basis, that is, after deducting the share of revenues due to such mobile telecommunication operators and distribution channels but before deducting royalties due to licensors and content providers.

Our wireless Internet services include SMS, MMS, WAP, IVR and CRBT services. In 2005, our SMS, MMS, WAP, IVR and CRBT services accounted for approximately 39.2%, 7.4%, 19.6%, 24.7% and 6.5%, respectively, of our wireless Internet services revenue. The primary factors affecting our wireless Internet services revenue, include, but not limited to, the number of subscriptions, the number of downloads, pricing of our subscriptions and downloads, mobile telecommunication operators’ policies, changing consumers tastes, competition and distribution channels availability. Mobile games revenues from Indiagames contributed less than 2.5% of our wireless Internet services revenue in 2005.

	For the year ended December 31,
	2003		2004		2005
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
SMS	51,614	92.4%	54,956	48.7%	63,428	39.2%
MMS	580	1.0%	11,784	10.4%	12,012	7.4%
WAP	1,561	2.8%	17,114	15.2%	31,686	19.6%
IVR	2,088	3.8%	26,152	23.2%	40,059	24.7%
CRBT	—	—	2,874	2.5%	10,557	6.5%
Others(1)	—	—	—	—	4,137	2.6%

Wireless internet services revenues	55,843	100.0%	112,880	100.0%	161,879	100%

(1)	In 2005 only, primarily consists of mobile games revenues from our Indiagames subsidiary.

Our wireless Internet services operating data is generated by an internal operating system that tracks the delivery confirmations provided to us by the mobile telecommunications operators. Due to the nature of our billing arrangements, however, the revenue that we recognize is based upon the monthly revenue statements provided to us that the mobile telecommunications operators generate from their own internal operating data, which we do not independently verify. For instance, in early 2005, China Mobile implemented a new MISC system, a mobile data management platform that records, processes and analyzes information relating to the provision of wireless Internet services other than IVR services, including usage, transmission and billing information. We do not have direct access to the MISC system and rely on China Mobile’s monthly revenue statements. Generally, differences exist between the value of our revenue calculated from our own internal operating data and the monthly revenue statements provided to us by the mobile telecommunications operators. In 2005, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 5%, roughly the same compared to approximately 4.8% in 2004. In 2005, China Mobile and China Unicom contributed 83% and 15% to our wireless Internet services revenues, with the remaining being from our subsidiary, Indiagames.

Advertising. We sell online advertisements through our direct sales force and through advertising agencies. The primary factors affecting our advertising revenues are the number of our advertising clients that contribute revenue during the relevant period, the average revenue per client, consumer preferences for the products and brands advertised, user traffic to our portal and websites and seasonality of popular sporting, entertainment and national events.

Commercial enterprise solutions and others. Our commercial enterprise solutions revenue is primarily derived from providing technical and consulting services with respect to the Internet-related computer hardware and software needs of our clients, with the purchase and installation of computer hardware generating a substantial portion of this revenue and also comprises a minor portion of other revenues derived from the provision of e-commerce and fee-based email services. We recognize our commercial enterprise solutions revenue on a gross basis, inclusive of computer hardware purchase costs that are passed through to our clients. We are gradually phasing out this business.

Internet access. Our Internet access revenues were derived from the sale of prepaid cards that provided access to the Internet through various telecommunications operators located throughout China. In the fourth quarter of 2002, we stopped selling our Internet access cards. In subsequent periods, we continued to recognize revenue and related costs with respect to outstanding Internet access cards. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue or costs with respect to this business in subsequent periods.

COST OF REVENUES

The following table sets forth certain historical consolidated cost of revenues data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Cost of services	32,794	42.6%	63,966	52.1%	98,816	57.4%
Cost of goods sold	11,291	14.6%	791	0.6%	—	0%

Total cost of revenues	44,085	57.2%	64,757	52.7%	98,816	57.4%

Cost of Services. Cost of services includes direct cost of services and common cost of services.

Our wireless Internet services in China incur direct costs and the primary components of such costs include the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators, the share of revenue due to our industry cooperation partners, royalties, handset alliances costs, certain content costs and product promotion and marketing expenses. The primary direct costs incurred by our subsidiary, Indiagames, are agency fees, testing fees and royalties.

Our advertising direct costs include the cost of sales commissions and staff bonuses that are based on revenues.

Our common costs include bandwidth leasing charges, portal content acquisition costs, costs for our portal content production staff, wireless Internet services staff, including games development staff, and depreciation and maintenance costs relating to equipment used to provide services. For the purpose of calculating our gross profits, common costs are allocated to our wireless Internet services business and our online advertising business in proportion to the gross profits from these businesses prior to the allocation of these common costs.

Our direct cost of services and our common cost of services accounted for 79.3% and 20.7%, respectively, of our cost of services in 2005. In the future, we expect that our direct cost of services will continue to increase due to higher content acquisition costs, higher carrier costs and higher distribution channel fees as our business continues to grow.

Cost of Goods Sold. Cost of goods sold consists primarily of the cost of computer hardware and software that we purchase and install on behalf of our commercial enterprise solutions clients. In 2005, we phased out this business and accordingly, our cost of goods sold declined to nil% of our total cost of revenues in 2005 from 1.2% in 2004. We do not expect to incur significant cost of goods sold going forward as we have shifted focus to our services-based business.

GROSS PROFIT MARGIN

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars, except percentages)
Gross Profits (1):
Wireless Internet services	28,549	51,901	66,157
Advertising (2)	1,494	4,847	6,333
Commercial enterprise solutions and others (3)	2,052	1,147	808
Internet access (4)	893	68	—

Total gross profits	32,988	57,963	73,298

Gross Profit Margin:
Wireless Internet services	51.1%	46.0%	40.9%
Advertising (2)	25.6%	63.9%	68.8%
Commercial enterprise solutions and others (3)	14.8%	52.4%	78.8%
Internet access (4)	57.2%	—	—
Total gross profit margin	42.8%	47.2%	42.6%

(1)	For the purpose of calculating our gross profits, certain costs that are common to our wireless Internet services business and our advertising business are allocated to these businesses in proportion to gross profits from these businesses prior to the allocation of these common costs. In addition, gross profits are calculated without any deduction or allocation of operating expenses.
(2)	In 2003 only, advertising gross profits included both online and offline advertising gross profits. From 2004 and onwards, advertising gross profits consisted of online advertising gross profits only.
(3)	Gross profits from commercial enterprise solutions declined from 2003 onwards as a result of the gradual phasing out of the hardware side of this business and focusing on providing technical and consulting services with respect to the Internet-related computer hardware and software needs of our clients and the provision of other services including e-commerce and fee-based email boxes.
(4)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue or costs with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

OPERATING EXPENSES

The following table sets forth certain historical consolidated operating expenses data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Selling and marketing expenses	2,772	3.6%	7,695	6.3%	7,718	4.5%
General and administrative expenses	9,133	11.8%	12,385	10.1%	22,048	12.8%
Product development expenses	689	0.9%	886	0.7%	1,528	0.9%
Amortization of intangibles	629	0.8%	5,614	4.6%	975	0.6%
Provision for impairment of intangibles	—	0%	307	0.3%	—	0%

Total operating expenses	13,223	17.1%	26,887	22.0%	32,269	18.8%

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, and salaries and benefits for our direct sales force, which are not related to sales target.

General and Administrative Expenses. General and administrative expenses primarily consist of compensation and benefits for general management, finance and administrative personnel costs, professional fees, lease expenses, other office expenses, provisions for bad debts and depreciation with respect to equipment used for general corporate purposes.

Product Development Expenses. Product development expenses primarily consist of research and development staff costs.

Amortization of Intangibles. Amortization of intangibles primarily relates to the amortization of intangible assets acquired in connection with our purchase of Puccini in 2003, Treasure Base and Whole Win in 2004 and Indiagames in 2005.

Provision for Impairment of Intangibles. Provision for impairment of intangible assets consists of impairment charges relating to intangible assets that have suffered a decline in value.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations, the information that is contained in the significant accounting policies and notes to our consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Wireless Internet Services Revenue Recognition

Wireless Internet services revenues are derived principally from providing mobile phone users in China with SMS, MMS, WAP, IVR and CRBT value-added services. These include news subscriptions, music, entertainment, sports information, mobile e-mail, dating service, picture downloads, wallpaper, mobile games, ring tones, logo downloads, chat rooms and access to music files. A small portion of our wireless Internet services revenues are derived from mobile games provided by our subsidiary, Indiagames.

Wireless Internet services are billed on a per message, or per download or on monthly subscription basis.

Our services are delivered to users through the wireless data platforms of the mobile telecommunications operators, and we rely upon these operators to provide us with billing and collection services. In China, we have, however, a proprietary internal system that records the number of messages that we send, the related fees and the delivery confirmations that the mobile telecommunications operators separately provide us with respect to messages we send once the messages are received by the users. Generally, within 20 to 60 days after the end of each month, a statement from each of the mobile telecommunications operators confirming the value of wireless Internet services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by the mobile telecommunications operators for the wireless Internet services, net of their revenue share, transmission fees and applicable business taxes, for that month based on such monthly statements.

We initially ascertain the value of the wireless Internet services provided based on delivery confirmations sent to us by the networks of the mobile telecommunications operators with respect to the amount of services we deliver to the users. Because there has historically been a discrepancy between this value and the value of the services based on the monthly statements provided by the mobile telecommunications operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies, our observation of the stability of the various network systems during the month in question and other factors, make an estimate of the collectible wireless Internet services fees for such month. This estimate may be higher or lower than the actual revenue we have a right to receive based on the monthly statements from the mobile telecommunications operators. In 2004 and 2005, the average differences between our estimates and our actual revenue, calculated on a quarterly basis, were approximately 4.8% and 5% respectively.

By the time we report our financial results, we would generally have received well over a majority of the monthly statements from the mobile telecommunications operators and would have recognized our revenue for the wireless Internet services based on those monthly statements. In the event that a monthly statement for any mobile telecommunication operator has not been received at the time such financial results are reported, we will report wireless Internet services revenue based on the estimate of the collectible wireless Internet services relating to such mobile telecommunication operator. As a result, we may overstate or understate our wireless Internet services revenue for that reporting period. Any difference between the operator’s monthly statement that is eventually received and our estimate of the collectible wireless Internet services for such operator may result in subsequent adjustments to our wireless Internet services revenue reported in our financial statements.

We evaluated our revenue sharing arrangements with the mobile telecommunications operators and content providers to determine whether to recognize our wireless Internet services revenue gross or net of the shared revenues. Our determination was based upon an assessment of whether we act as principal or agent when providing wireless Internet services. We believe that the primary factors with respect to this assessment are whether we are the primary obligor to the user with respect to the provision of the wireless Internet services.

Revenues retained by China Mobile and China Unicom are calculated based on agreed percentages of revenues generated from the wireless data services of the Company. Revenues from wireless Internet services in China are recognized as the services are rendered and are recorded based on the gross amounts billed to the end customers as we market, support and contract for our services directly with the end customers.

From our Indiagames subsidiary, mobile games services are delivered to customers through the platform of various mobile telecommunication operators. Revenues retained by the mobile telecommunication operators are calculated based on agreed percentages of revenues generated based on the number of downloads and active subscriptions. Revenues from mobile games services are recognized net of mobile telecommunication operators’ revenue share as the Indiagames markets, supports and contracts for its services directly with the mobile telecommunication operators and not with mobile phone users.

Online Advertising Revenue Recognition

Revenues from online advertisements are derived from written contracts with customers that include the related fee, payment terms and provide persuasive evidence of the arrangement. The majority of the advertising contracts are for the provision of online advertisement for a fixed period of time with no guaranteed minimum impression level. Revenues from these contracts are recognized based on the time period the advertisement is displayed. Certain of our online advertising contracts do not include a fixed delivery pattern for the advertising. In these situations, revenues are deferred until completion of the contract. In all contracts, there are no future obligations after the completion of the contract and no rights of refund related to the impression levels. We engaged in very few advertising barter transactions in 2003, 2004 and 2005 and no revenues or costs were recorded. There were no material revenues being deferred as at December 31, 2005.

Impairment of Intangibles and Goodwill

We assess the carrying value of our goodwill on an annual basis and when factors are present that indicate impairment may have occurred. We amortize our intangibles with definite life and assess their carrying values when factors are present that indicate impairment may have occurred. We have no intangible assets with indefinite life. We determine the amount of any impairment charge by using a future discounted cash flow methodology, or an approach based on appraisals performed by independent professional appraisal firms.

During the year ended December 31, 2004, due to the continued weak performance of our first online game, Karma Online, we recorded impairment charges of US$307,000 to write off the remaining book value of the license rights for Karma Online.

For the year ended December 31, 2005, we determined that there was no impairment of intangible assets and goodwill based on valuations performed by an independent professional appraisal firm on the Company’s wireless Internet business in China and separately for Indiagames. The valuations were arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in same industry) and an income approach (Discounted Cash Flows). In 2004, goodwill impairment tests were carried out at the reporting unit level. The major reporting units identified were our wireless Internet services businesses, Puccini, acquired in 2003 and Treasure Base and Whole Win, acquired in 2004, which have not been fully integrated in our main China operations. For our 2005 impairment tests, the whole of our wireless Internet services business in China was taken as one reporting unit, as a result of successful completion of operational and managerial integration and the focus of our chief decision maker on the wireless Internet services business as a whole rather than by entity. Goodwill relating to Indiagames was tested separately for impairment.

In the year in which we recorded our impairments, it was management’s judgment that an event and change in circumstances triggering the evaluation of goodwill and intangibles for impairment had occurred. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charges.

Impairment of Property and Equipment

We assess the carrying value of our property and equipment on an annual basis and when factors are present that indicate impairment may have occurred. If the total of the expected future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income for the difference between the fair value and the carrying value of the assets. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. If management makes different judgments or adopts different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income, it is more likely than not that some portion of, or all of our deferred tax assets will not be realized. If unanticipated future events allow us to realize more of our deferred tax assets than the previously recorded net amount, an adjustment to the deferred tax asset would increase our net income when those events occur. Our largest deferred tax asset item relates to our loss carry forwards.

Allowances for Doubtful Accounts

We establish provisions for bad debts on a quarterly basis. We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, client credit worthiness and industry trend analysis. Generally, when an accounts receivable is 180, 270 and 360 days overdue, we establish a provision for bad debts equal to 25%, 50% and 100% of the amount of the accounts receivable, respectively. We also make specific provisions for bad debts if there is strong evidence showing that the receivable is likely to be irrecoverable. If the financial conditions of our clients were to deteriorate, resulting in their potential inability to make payments, we may require additional allowance for doubtful accounts. Provision for bad debts as at December 31, 2005 amounted to US$ 3,933,000.

Available-for-sale securities

Investments in available-for-sale securities, are stated at fair value, with unrealized gains or losses, net of tax, recorded in other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other than temporary, if any, on available-for-sale securities are reported in gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities of other income/(expenses), respectively. Interest on available-for-sale securities is reported in interest income.

When determining whether a decline in value of an available-for-sale security is other than temporary, we evaluate current factors including the economic environment, market conditions, operational performance, near-term prospects and other specific factors relating to the business underlying the securities.

Restricted securities are those securities distinguished from available-for-sale securities as being pledged and set aside as collateral for securing other sources of finance, such as a bank loan facility.

Stock-based Compensation Expenses

In accordance with the provision of SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure,” we have chosen to disclose the provisions related to employee share options and share purchases and follow the provisions of Accounting Principles Board Opinion No. 25, or APB 25, in accounting for stock options and shares issued to employees. Under APB25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the common stock on the measurement date, which is typically the grant date, and is expensed ratably over the service period, which is typically the vesting period.

In December 2004, SFAS 123 “Share-Based Payment,” or SFAS 123R, was issued by the Financial Accounting Standards Board (“FASB”). This statement replaces SFAS123 “Accounting for Stock-Based Compensation,” and requires that the costs resulting from all share-based compensation transactions be recognized in the financial statements. SFAS No. 123R applies to all share-based compensation transactions in which an entity acquires goods and services by issuing or offering to issue its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments. SFAS 123R is effective as of the beginning of the first interim or annual reporting period beginning after June 15, 2005, for public entities that do not file as small business issuers.

Effective from January 1, 2006, we have adopted the modified prospective method under SFAS 123R and recognize the share-based compensation costs based on the fair values of the awards in the consolidated financial statements on a prospective basis.

Consolidation of Variable Interest Entities

PRC laws and regulations restrict foreign ownership of companies that provide value-added telecommunications services and Internet content services in China. As a result, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their respective shareholders, pursuant to which we guarantee any obligations undertaken by these companies under their contractual arrangements with third parties and are entitled to receive service fees in an amount equal to substantially all of the net income of these companies. Accordingly, we bear the risks of, and enjoy the rewards associated with, the investments in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone.

In December 2003, FASB issued FASB Interpretation No. 46, revised December 2003, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN46R is intended to achieve more consistent application of consolidation policies to variable interest entities to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. We have evaluated our relationship with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, and Startone and have concluded that these entities are our variable interest entities as we are the primary beneficiary. Consequently, we have included the results of operations of these variable interest entities in our consolidated financial statements.

We have also determined that under US GAAP, Tel-Online, the TOM-SKYPE joint venture, is a variable interest entity and we are the primary beneficiary of this investment. Thus, we consolidate its results of operations in our historical consolidated financial statements.

Purchase Price Allocations

We account for our acquisitions using the purchase method. This method requires not only ascertaining the total cost of the acquisition but also allocating that cost to the individual assets and liabilities that we acquired based upon their fair values. We make judgments and estimates in determining the fair value of the acquired assets and liabilities. We base our determination upon independent appraiser valuation reports; our experience with similar assets and liabilities based upon our industry expertise, and forecasted future cash flows. The excess of the cost of the acquisition over the sum of the amounts allocated to identifiable assets and liabilities is recorded as goodwill. If we were to use different assumptions in determining fair value, the amounts assigned to the individual acquired assets and liabilities could be materially different.

OUR REORGANIZATION

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003. As a result, our audited historical consolidated financial statements include the financial results of the nine core Internet business entities for all periods presented and also include financial results of the six non-core Internet business entities up until September 26, 2003. The nine core Internet business entities and the six non-core Internet business entities together formed our parent company’s online media business in the PRC, which includes our wireless Internet services business, online advertising business and commercial enterprise solutions and others business. As part of our reorganization, our parent company transferred its interest in the nine core Internet business entities to us. The six non-core Internet business entities were not transferred to us primarily due to the fact that most of their business operations were moved to the nine core Internet business entities that form our company, and they are expected to be wound down or used by our parent company for other purposes. The six entities that were not transferred to us are Shenzhen Freenet Advertising, Sharkwave Information Technology (Beijing) Company Limited, or Sharkwave Technology, China Travel Network Company Limited, or China Travel Network, Beijing Oriental China Travel Agency Limited, Beijing Tom, and Beijing Planet Network Travel Information Technology Limited, or Beijing Planet Network.

OUR ACQUISITIONS AND INVESTMENTS

On November 19, 2003, we acquired from Cranwood, a 24.5% shareholder of our parent company, 100% equity interest in Puccini, which provides wireless IVR services through Wu Ji Network. On December 31, 2004, the Company allotted 96,200,000 ordinary shares with a total value of US$18,500,000 to Cranwood. In April 2005, the Company paid off the earn-out consideration for the acquisition of Puccini Group, totaling US$113,594,000. The cash portion of the earn-out amounted to US$66,047,000 while the new shares in the Company, issued and allotted to Cranwood, totaled 304,155,503 ordinary shares with a total value of US$47,547,000.

On August 11, 2004, we acquired 100% equity interest in Treasure Base. Treasure Base provides SMS, MMS and WAP services in cooperation with major television broadcasters in China through LingXun. As at December 31, 2005, the Company had paid out US$33,034,000, equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit, as settlement of the initial consideration. The earn-out consideration based on Treasure Base’s 2005 audited combined after-tax profit amounts to US$16,615,000 and the Company expects to settle in cash during the first half of 2006. The consideration payable and additional goodwill of Treasure Base have been reflected in the consolidated financial statements for the year 2005.

In August 2004, we invested US$1,494,000 in Sichuan Great Wall for a 13.95% equity interest. This investment is accounted for using the cost method. We received no dividends from Sichuan Great Wall, and we concluded that no impairment occurred in the book value of this investment. We did not take up the option to increase our stake to 20.55% within 12 months of the initial investment.

On November 19, 2004, we acquired 100% equity interest in Whole Win, which provides WAP services through Startone. The Company made cash settlements for the initial consideration of US$2,169,000 in 2004 and in 2005 paid the earn-out consideration of US$5,062,000 to the vendors.

On February 24, 2005, we, through our wholly-owned subsidiary TOM Online Games Limited, completed the acquisition of 76.29% of the issued and paid-up share capital of Indiagames by paying US$13,732,000 cash as consideration. On April 29, 2005, Cisco and Macromedia invested US$4,000,000 for a combined stake of 18.18% in Indiagames, through a subscription to newly issued shares. Subsequently, the Company’s ownership interest in Indiagames was diluted to 62.42%.

In August 2005, jointly with Skype, we established Tel-Online, a Cayman Islands incorporated limited company, to develop next generation communication services in the mainland China market. The joint venture is focusing on developing a localized TOM-SKYPE instant messaging/chat client for the mainland China market and to grow its user base. In the year 2006, we hope to begin commercialization of premium services over the TOM-SKYPE platform. We have determined that under US GAAP we are the primary beneficiary of the investments in the joint venture Tel-Online and we have commenced to consolidate its results of operations in our historical consolidated financial statements since August 22, 2005.

Our audited historical consolidated financial statements include the financial results of Wu Ji Network, LingXun, Startone, Indiagames and Tel-Online beginning as of November 19, 2003, August 11, 2004, November 19, 2004, February 24, 2005 and August 22, 2005, respectively.

Subsequent to 2005, on January 4, 2006, through our variable interest entity, Beijing Lei Ting, we entered into a sale and purchase agreement with the shareholders of Huanjian Shumeng, to acquire 75% of the entire issued share capital of Huanjian Shumeng for an aggregate amount of RMB22,000,000, of which RMB10,000,000 was injected as additional paid-in capital. In connection with this sale and purchase agreement, we were granted an exclusive call option to purchase the remaining 25% of Huanjian Shumeng, for US$2,400,000, anytime after 2 years from the execution date of the sale and purchase agreement. Huanjian Shumeng is an operator of the Internet website www.hjsm.net which provides original Chinese novels to its users. The Company believes that the investment in Huanjian Shumeng will help to increase traffic to its Internet portal, increase in online advertising opportunities and generate synergies with our wireless Internet business through the provision of literature content. In March 2006, RMB21,000,000 (or approximately US$2,612,000 at the exchange rate of payment days) has been paid by the Company.

RESULTS OF OPERATIONS

The following discussion of our results of operations for the years ended December 31, 2003, 2004 and 2005 is based upon our audited historical consolidated financial statements included elsewhere in this document.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Our total revenues were US$172,114,000 in 2005, representing an increase of 40% from 2004 which were US$122,720,000. This increase was primarily due to increases in our wireless Internet services revenues.

Wireless Internet

The majority of our revenues were derived from our wireless Internet business. In 2005, our wireless Internet business achieved revenues of US$161,879,000, representing an increase of 43.4% over 2004, which were US$112,880,000. In 2005, our wireless Internet revenues accounted for 94% of our total revenues as compared to 92% in 2004 as we continued to emphasize our wireless Internet business as our core strategic focus area.

In 2005, our wireless Internet business comprised 4 key categories: 2G services (SMS), 2.5G services (WAP and MMS), Voice services (IVR and CRBT) and other wireless Internet revenues, which consisted primarily of revenues from our subsidiary, Indiagames.

2G services - SMS

In 2005 our SMS services generated US$63,428,000 in revenues, compared to US$54,956,000 in 2004, representing an increase of 15.4%. In 2005, SMS services accounted for 39.2% of our total wireless Internet revenues, down from 48.7% in 2004 as our other wireless Internet businesses grew faster. Our SMS business experienced more stable growth as mobile operator billing platforms were upgraded, resulting in more consistent carrier billing statements.

2.5G services – MMS and WAP

In 2005, our MMS services generated US$12,012,000 in revenues, compared to US$11,784,000 in 2004, representing an increase of only 1.9%. In 2005, MMS services accounted for 7.4% of our total wireless Internet revenues, down from 10.4% in 2004. The flat performance of MMS in 2005 was due to a migration in our mobile operator partner’s MMS billing platform to an upgraded system, which caused a decline in revenues in the early part of 2005. In the second half of 2005, MMS revenues had begun to recover as the MMS billing platform stabilized and some provincial operators actively promoted MMS services. We continue to believe that MMS over the medium-term is a transitory product category.

In 2005, our WAP services generated US$31,686,000 in revenues, compared to US$17,114,000 in 2004, representing an increase of 85.1%. In 2005, WAP services accounted for 19.6% of our total wireless Internet revenues, up from 15.2% in 2004. This strong growth in WAP services was due to a number of factors including mobile operator initiatives to encourage higher usage of WAP, increased penetration of mobile handsets which support WAP and GPRS services, broader distribution of our content and services through channel partners and continued focus on quality content. However, due to mobile operator “silent user clean-up” policies, WAP growth slowed down in the second half of 2005.

Voice services – IVR and CRBT

In 2005, our IVR services generated US$40,059,000 in revenues compared to US$26,152,000 in 2004, representing an increase of 53.2%. In 2005, our IVR business accounted for 24.7% of our total wireless Internet business, up from 23.2% in 2004. Our IVR business experienced strong growth in 2005 as we broadened our distribution channels for our IVR services through various means, but primarily TV, radio and print channel partners.

In 2005, our CRBT services generated US$10,557,000 in revenues, as compared to US$2,874,000 in 2004, representing an increase of 267.3%. In 2005, our CRBT business accounted for 6.5% of our total wireless Internet revenues, up from 2.5% in 2004. CRBT was a new business, introduced to the mainland China market in the second half of 2004 with growth driven by low penetration rates. We earn revenue on a per song basis which is periodically purchased by users whilst the mobile operators receive all CRBT service subscription fees. Our CRBT revenues declined in the second half of 2005 from the first half of 2005 as we partnered more closely with mobile operators to offer free CRBT songs to mobile phone users in an effort to promote and increase the popularity of CRBT services.

Other wireless Internet services

In 2005, revenues from our other wireless Internet businesses were US$4,137,000. These revenues were predominantly derived from our subsidiary Indiagames, which we acquired in early 2005. We began to consolidate Indiagames’ results of operation since February 24, 2005. We did not report other wireless Internet revenues in 2004.

Online Advertising

Our online advertising revenues increased 21.5% to US$9,210,000 in 2005 from US$7,583,000 in 2004. In 2005, online advertising revenues accounted for 5.4% of our total revenues, down from 6.2% in 2004. This growth was driven by a number of factors including, increased traffic on our portal, higher average spending per advertiser on our portal and our initiatives in the second half of 2005 to focus our sales efforts on fewer, but more strategic portal channels such as our music, entertainment, auto and sports channels, amongst others.

Commercial Enterprise Solutions and others

Commercial enterprise solutions and others revenue decreased 53.2% to US$1,025,000 in 2005 from US$2,189,000 in 2004. In 2005, commercial enterprise solutions and others revenues accounted for just 0.6% of our total revenues, down from 1.8% in 2004. We continued to de-emphasize and phase out our commercial enterprise solutions business and focus on our wireless Internet and online advertising businesses.

Cost of Services. Our cost of services increased 54.5% to US$98,816,000 in 2005 from US$63,966,000 in 2004. Cost of services increased as a percentage of total revenues as we increased payments to mobile operators, third party distribution and content partners to differentiate and effectively market our services to end consumers.

Cost of Goods Sold. Our cost of goods sold was nil in 2005 from US$791,000 in 2004, as we continued to de-emphasize and phase out the commercial enterprise solution business and focus on our wireless Internet and online advertising businesses.

Total Cost of Revenues. As a result of the increase in our costs of services, our total cost of revenues increased 52.6% to US$98,816,000 in 2005 from US$64,757,000 in 2004.

Gross Profit. As a result of the foregoing, our gross profit increased 26.5% to US$73,298,000 in 2005 from US$57,963,000 in 2004. Our gross profit as a percentage of revenues, or gross profit margin, decreased to 42.6% in 2005 from 47.2% in 2004 due to an increase in our cost of services.

Selling and Marketing Expenses Our selling and marketing expenses were US$7,718,000 in 2005, up only 0.3% from 2004 levels or US$7,695,000. A substantial portion of our promotional expenses are incurred directly in relation to our wireless Internet revenues and thus have been reported as cost of services, while the remaining general sales and marketing expenses were kept under tight control in 2005 compared to 2004 levels.

General and Administrative Expenses. Our general and administrative expenses increased 78.0% to US$22,048,000 in 2005 from US$12,385,000 in 2004. This increase of approximately US$ 9,663,000 in general and administration expenses was due to the following primary factors (a) the consolidation of the results of operation of Indiagames, which had general and administration expenses of US$904,000 (b) payment of 2004 management performance bonus of approximately US$1,282,000 in the third quarter of 2005 (c) accrual of 2005 management bonus in the second half of 2005 of approximately US$1,697,000 (d) increased professional fees to prepare for Sarbanes Oxley compliance and (e) a general increase in staff headcount and salary.

Product development. Our product and development expenses increase 72.5% to US$1,528,000 in 2005 from US$886,000 in 2004 as we increased headcount of our product development teams.

Amortization of Intangibles. Our amortization of intangibles decreased to US$975,000 in 2005 from US$5,614,000 in 2004. This decrease was primarily due to the fact that a substantial portion of intangible assets acquired in connection with the acquisition of Wu Ji Network, LingXun and Startone, were already all amortized in 2004, in the amounts of US$4,411,000, US$710,000 and US$103,000, respectively. Intangibles amortized in 2005 primarily only include US$440,000 in connection with the acquisition of Indiagames.

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 20.0% to US$32,269,000 from US$26,887,000 in 2004.

Income from Operations. As a result of the foregoing, our income from operations was US$41,029,000 in 2005 compared to income of US$31,076,000 in 2004.

Net Interest Income. We recorded a net interest income of US$2,661,000 in 2005 compared to US$3,095,000 in 2004. This was derived primarily from our investment in marketable securities and from short-term fixed bank deposits, after deducting interest expenses to loans from bank and from our parent company. We sold part of our portfolio of marketable securities in the year 2005, primarily in order to finance cash obligations associated with the completion of our acquisition of Puccini.

Minority Interests. The portion of income attributable to minority interests was US$221,000 in 2005 compared with a portion of income attributable to minority interests of US$304,000 in 2004 as we deemphasized commercial enterprise solutions.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$45,006,000 in 2005 compared to net income of US$33,908,000 in 2004.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Our revenues increased to US$122,720,000 in 2004 from US$77,073,000 in 2003. This increase was primarily due to increases in our wireless Internet services revenues. In 2004, revenues from Puccini, Treasure Base and Whole Win contributed US$26,534,000, US$4,318,000 and US$215,000, respectively, to our total revenues. In 2003, Puccini contributed US$2,307,000 to our total revenues.

Wireless Internet Services. Our wireless Internet services revenue increased 102.1% to US$112,880,000 in 2004 from US$55,843,000 in 2003. This increase was primarily due to an increase of MMS and WAP revenues, which increased approximately twelve-fold to US$28,898,000 in 2004 from US$2,141,000 in 2003, as well as approximately a twelve-fold increase of IVR revenues to US$26,152,000 in 2004 from US$2,088,000 in 2003. The increase in our MMS, WAP and IVR revenues were due to the increased use of 2.5G handsets capable of using such services in China, as well as the expansion of our product portfolio. In addition, the increase in our IVR revenue was due to the full year effect of the service, which we began providing after our acquisition of Puccini in November 2003. Our SMS revenue increased to US$54,956,000 in 2004 from US$51,614,000 in 2003. Our SMS revenue increased 6.5% in 2004, compared to an increase of 418.3% in 2003, reflecting a significant decline in the growth of the SMS market due to the maturation of the market. The increase in our SMS, MMS and WAP revenues were in part due to our acquisitions of Treasure Base and Whole Win, the results of which were consolidated to our financial statements since August 11, 2004 and November 19, 2004, respectively.

Advertising. Our advertising revenue increased 29.7% to US$7,583,000 in 2004 from US$5,845,000 in 2003. This was mainly due to a 48.5% increase in the average revenue per client to US$49,000 from US$33,000 in 2003 as we acquired a number of large clients in 2004 from the consumer goods and electronics, information technology and automobile industries. Our online advertising revenue, which represented substantially all of our advertising revenue in 2004, increased 277.5% from US$2,009,000 in 2003.

Commercial Enterprise Solutions. Our commercial enterprise solutions revenue decreased 84.2% to US$2,189,000 in 2004 from US$13,825,000 in 2003. This decrease was primarily due to our gradual phasing out of this business.

Internet Access. Our Internet access revenue decreased 95.7% to US$68,000 in 2004 from US$1,560,000 in 2003. This decrease was due to the fact that we stopped selling our Internet access cards in the fourth quarter of 2002. We did, however, continue to recognize revenue with respect to our Internet access business in 2004 because Internet access cards that were sold in prior periods were used during this period. We did not incur any costs with respect to our Internet access card business in 2004 because such costs were accrued in 2003. The last Internet access card expired at the end of the first quarter of 2004, and we did not recognize any revenue or incur any costs with respect to our Internet access business in subsequent periods.

Total Revenues. As a result of the foregoing, our total revenues increased to US$122,720,000 in 2004 from US$77,073,000 in 2003.

Cost of Services. Our cost of services increased 95.1% to US$63,966,000 in 2004 from US$32,794,000 in 2003. This increase was primarily due to the increasing cost of acquiring content, products and services for our wireless Internet services business from third-party providers.

Cost of Goods Sold. Our cost of goods sold decreased 93.0% to US$791,000 in 2004 from US$11,291,000 in 2003. This decrease was primarily due to our gradual phasing out of the commercial enterprise solutions business.

Total Cost of Revenues. As a result of the increase in our costs of goods sold and our costs of services, our total cost of revenues increased 46.9% to US$64,757,000 in 2004 from US$44,085,000 in 2003.

Gross Profit. As a result of the foregoing, our gross profit increased to US$57,963,000 in 2004 from US$32,988,000 in 2003. Our gross profit as a percentage of revenues, or gross profit margin, increased to 47.2% in 2004 from 42.8% in 2003.

Selling and Marketing Expenses. Our selling and marketing expenses increased 177.6% in 2004 to US$7,695,000, up from US$2,772,000 in 2003. This increase was due to the commencement of a new advertising campaign and marketing expenses associated with special marketing activities associated with the Olympic Games in Athens and the UEFA EURO 2004 football tournament, efforts to brand our portal business in order to attract more online advertising, and several road shows and new product launches.

General and Administrative Expenses. Our general and administrative expenses increased 35.6% to US$12,385,000 in 2004 from US$9,133,000 in 2003. This increase was primarily the result of our recruitment drive. Compensation and benefits for employees totalled US$4,384,000 in 2004, an increase of 23.1% from US$3,560,000 in 2003. Average compensation and benefits for our employees also increased as we continued to reward employees based on their performance. General and administrative expenses decreased to 10.1% of our total revenues in 2004 from 11.8% in 2003 primarily due to our acquisitions of Treasure Base and Whole Win, which had lower operating costs than our pre-existing operations in 2004.

Amortization of Intangibles. Our amortization of intangibles increased to US$5,614,000 in 2004 from US$629,000 in 2003. This increase was primarily due to the amortization in 2004 of US$4,411,000, US$710,000 and US$103,000 in intangibles acquired in connection with the acquisition of Wu Ji Network, LingXun and Startone, respectively.

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 103.3% to US$26,887,000 in 2004 from US$13,223,000 in 2003.

Income from Operations. As a result of the foregoing, our income from operations was US$31,076,000 in 2004 compared to income of US$19,765,000 in 2003.

Net Interest Income. We recorded an interest income of US$3,095,000 in 2004, which was derived primarily from our investment in marketable securities in April 2004. The aggregate fair value of our marketable securities was US$116,471,000 as of December 31, 2004. The interest rate ranges from 2.25% per annum to 8% per annum.

Income Tax Credit. We recorded an income tax credit of US$41,000 in 2004 compared to an income tax credit of US$254,000 in 2003. Income tax credit decreased in 2004 primarily due to a reduction in the amount of deferred tax asset recognized by Beijing Lei Ting in 2004.

Minority Interests. The portion of income attributable to minority interests was US$304,000 in 2004 compared with a portion of income attributable to minority interests of US$127,000 in 2003. This was due to an increase in the net income of GreaTom. We recognize the entire net income of GreaTom in our consolidated financial statements and then deduct the portion of that net income attributable to Great Wall Technology Company, Ltd., which owned 10% of GreaTom as of December 31, 2003 and 2004.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$33,908,000 in 2004 compared to net income of US$19,572,000 in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Net cash provided by operating activities	19,669	33,759	51,008
Net cash used in investing activities	(2,758)	(146,099)	(95,266)
Net cash (used in)/ provided by financing activities	(1,027)	169,024	63,817

Net increase in cash and cash equivalents	15,884	56,684	19,559

Prior to our initial public offering in March 2004, we primarily financed our operations through capital contributions and advances from our parent company. After the completion of our initial public offering, our parent company did not provide us with any additional capital contributions or advances. As of December 31, 2005, our amounts due to related parties were US$19,430,000. After our initial public offering, we have primarily financed our operations from the net proceeds of our initial public offering as well as net cash provided by operating activities. As of December 31, 2005, we had cash and cash equivalents of US$99,869,000.

Net cash provided by operating activities was US$51,008,000 in 2005 compared to net cash provided by operating activities of US$33,759,000 in 2004. This increase was primarily due to the increase in our net income from US$33,908,000 in 2004 to US$45,006,000 in 2005. Prior to 2003, we experienced significant negative cash flows from our operating activities.

Our net accounts receivable have experienced a steady increase from US$14,689,000 as of December 31, 2003, US$26,369,000 as of December 31, 2004 and US$33,950,000 as of December 31, 2005. This increase is primarily due to the increase in our revenues from US$77,073,000 in 2003 to US$122,720,000 in 2004 and US$172,114,000 in 2005. The average collection time for our accounts receivable has increased from 54 days in 2003 to 62 days in 2004, and was at 64 days in 2005.

Currently, the majority of our net accounts receivable consists of fees due to us from mobile telecommunications operators pursuant to our revenue sharing arrangements for wireless Internet services. We have entered into separate revenue sharing arrangements with the various subsidiaries of the mobile telecommunications operators in China and elsewhere. In 2005, the majority of our wireless Internet services revenue was contributed by two major mobile telecommunications operators, China Mobile and China Unicom, upon whom we rely for billing and collection services in China. China Mobile and China Unicom contributed 83% and 15% to our wireless Internet services revenues, with the remaining being from our subsidiary, Indiagames. In the event that any of the subsidiaries of the mobile telecommunications operators should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, in that our net cash from operating activities may not be sufficient to meet our cash needs.

Net cash used in investing activities was US$95,266,000 in 2005 compared to US$146,099,000 in 2004. This decrease in 2005 was mainly due to the disposal of certain available-for-sale securities amounting to US$16,392,000 in 2005, as opposed to purchases of securities amounting to US$118,883,000 in 2004. Besides, the cash paid for acquisition increased US$85,053,000 from last year. Our primary use of cash for investing activities in 2005 were for the payments of earn-out consideration in connection with the acquisitions of Puccini, Treasure Base, Whole Win and Indiagames amounting to US$66,047,000, US$14,957,000, US$5,062,000 and US$13,732,000, respectively.

We currently have US$ 1,046,000 worth of capital expenditures in progress, most of which will be located in Beijing. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Capital expenditures	4,790	9,175	9,843
Capital divestitures (cost)	479	538	2,510
Capital divestitures (book value)	91	9	94

Net cash provided by financing activities was US$63,817,000 in 2005, mainly from cash received, net of facility charges, from a bank loan of US$56,886,000. In 2004, the sole source of financing came from the net proceeds from our initial public offering, totaling US$169,024,000.

As at December 31, 2005, our balance of current assets and available-for-sale securities totaled US$183,299,000 while the balance of our current liabilities amounted to US$57,716,000. We believe that our current cash and cash equivalents, cash flows from operations and available-for-sale securities will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain additional credit facilities.

On April 22, 2005, we disposed of certain available-for-sale securities for US$16,392,000 and made a gain on disposal of US$450,000. Also in April 2005, we secured a 4-year bank loan amounting to US$57,000,000. The loan bears interest at 3 months LIBOR+0.23%. The bank loan was drawn down in 2 tranches of US$35,000,000 and US$22,000,000, on April 29, 2005 and July 28, 2005, respectively, and after deduction of handling charges, we received US$56,886,000. The proceeds from the securities disposal and the bank loan were primarily used to finance our business acquisitions.

As at December 31, 2005, our balance of long-term liabilities totaled US$56,281,000, comprising of a bank loan, amounting to US$56,099,000 and a deferred tax liabilities of US$182,000. Should we require additional financing, for instance, the sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2005, our amounts due to related parties was US$19,430,000 which was primarily the aggregate amount of several loans from our parent company that bear interest at the rate of 1.65% per annum over the Hong Kong Interbank Offered Rate and that do not have fixed repayment terms, but is repayable on demand since January 1, 2005. Our parent company has, however, agreed not to demand repayment of these loans prior to December 31, 2006 unless (i) our ordinary shares have been listed on GEM for one year, (ii) in the most recent fiscal year we had positive cash flow from operations and net profit and (iii) each of our independent non-executive directors agree that such repayment will not adversely affect our operations or the implementation of our business objectives. As of December 31, 2005, we have a long-term bank loan amounting to US$56,099,000, and we did not have any material debt securities or material mortgages or liens. In addition, other than our obligations to pay US$16,615,000 in connection with our acquisition of Treasure Base, as of December 31, 2005, we did not have any material contingent liabilities.

The following table sets forth our indebtedness as of the dates indicated:

	As of December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Bank loan	—	—	56,099
Due to related parties – short term	—	20,331	19,430
Due to related parties – long term	19,983	—	—

Total debt	19,983	20,331	75,529

	Payments due by period Within
	Total	1 year	1-3 years	3-5 years	Thereafter
	(in thousands of U.S. dollars)
Due to related parties – short term	19,430	19,430	—	—	—
Purchase obligation (1)	16,615	16,615	—	—	—
Operating lease commitments	1,776	1,463	313	—	—
Other contractual commitments	1,046	1,046	—	—

Total contractual obligations	38,867	38,554	313	—	—

(1)	This is the earn-out consideration payable of US$16,615,000 in connection with the acquisition of Treasure Base.
(2)	Subsequent to 2005, the Company entered into a sale and purchase agreement to acquire 75% of the entire issued share capital of Huanjian Shumeng for an aggregate amount of RMB22,000,000, of which RMB10,000,000 was injected as additional paid-in capital. In March, 2006, RMB21,000,000 (or approximately US$2,612,000 at the exchange rate of payment dates) has been paid by the Company.

Except as otherwise disclosed herein and apart from intra-group liabilities, as of December 31, 2005, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

HOLDING COMPANY STRUCTURE

We are a holding company with no operations of our own. Our operations are conducted through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and our subsidiaries in China and through our Indiagames subsidiary in India. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside a portion, up to 20%, of their after tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends.

RESEARCH AND DEVELOPMENT

Research and development costs represented 0.9% of our total revenues in 2005, 0.2% above the level in 2004. We anticipate that research and development costs will increase in 2006 to expand our wireless products and services offering and recruit software engineers.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

INCOME TAXATION

Cayman Islands - The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from September 25, 2001.

Hong Kong - Advanced Internet Services, our 100% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Advanced Internet Services has not, however, paid any income taxes in Hong Kong because it is a holding company and does not receive any revenue.

China - In future periods, we expect that substantially all of our revenues will continue to be attributable to our subsidiaries and variable interest entities that are incorporated in the PRC, including Shenzhen Freenet, Beijing Lei Ting, Wu Ji Network, GreaTom, Beijing Super Channel, LingXun and Startone. Generally, PRC companies are subject to an enterprise income tax of 33%. However, certain of our subsidiaries and variable interest entities benefit from preferential tax treatment pursuant to PRC law due to the location of their registered offices inside special economic zones or special development zones, or due to their status as high technology enterprises. The following table sets forth the tax rates applicable to certain of our subsidiaries and variable interest entities:

	For the year ended December 31,
	2005	2006	2007	2008	2009	2010
Shenzhen Freenet (Shenzhen)	15%	15%	15%	15%	15%	15%
Shenzhen Freenet (Guangzhou)	33%	33%	33%	33%	33%	33%
Beijing Lei Ting	7.5%	7.5%	15%	15%	15%	15%
Beijing Lei Ting (Chengdu)	33%	33%	33%	33%	33%	33%
Wu Ji Network	0%	7.5%	7.5%	7.5%	15%	15%
GreaTom	7.5%	7.5%	15%	15%	15%	15%
Beijing Super Channel	7.5%	15%	15%	15%	15%	15%
Shanghai Super Channel	33%	33%	33%	33%	33%	33%
Puccini Network	0%	0%	7.5%	7.5%	7.5%	15%
LingXun	0%	7.5%	7.5%	7.5%	15%	15%
Ceng Dong Yi	0%	0%	7.5%	7.5%	7.5%	15%
Beijing Lahiji	0%	0%	7.5%	7.5%	7.5%	15%
Startone	0%	0%	7.5%	7.5%	7.5%	15%
Heng Dong Wei Xin	33%	33%	33%	33%	33%	33%

Certain of our subsidiaries and variable interest entities have recorded net losses in the past, which they may carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. We cannot, however, give any assurances that these subsidiaries and variable interest entities will record sufficient net income within the carry forward periods to realize the full tax benefit of these past net losses.

The table below sets forth the tax loss carry forward and related expiring periods with respect to certain of our subsidiaries and variable interest entities as of December 31, 2005:

		For the year ended December 31,
	Total	2006	2007	2008	2009	2010
		(in thousands of U.S. dollars)
Shenzhen Freenet (Guangzhou)	3,047	—	825	856	908	458
Beijing Lei Ting (Chengdu)	1,121	—	—	—	506	615
GreaTom	158	—	69	—	—	89
Beijing Super Channel	6,973	—	—	1,181	—	5,792
Shanghai Super Channel	2,272	345	432	377	527	591

India - The Group, via its subsidiary Indiagames, is subject to taxes in India, as per the provisions of the Income Tax Act of 1965 and based on existing legislation, interpretations and practices in respect thereof. Income generated in India is taxed at 33.66% with the exception that income generated from export is fully exempted under a 10 years tax holiday incentive and under certain conditions. Revenues derived from Indiagames are subject to a 4.0% Value-Added Tax (VAT) on sales generated in India. Overseas revenues are exempt from VAT. Credit for VAT on purchases is claimed as deduction from the total VAT payable for the month.

In addition, our PRC revenues are subject to business taxes and VAT. For a summary of these taxes, see “Revenues”.

OTHERS

Foreign Exchange Exposure

On July 21, 2005, the People’s Bank of China announced a 2.1% revaluation of the RMB to US$ (or from roughly a RMB8.28 exchange rate to roughly RMB 8.11 per US$), and a new system to set the value of the RMB against an unspecified basket of currencies. To the extent that the revaluation of the RMB is sustained at current levels, relative to the US$, we would expect our revenues on a US$ basis to be impacted roughly in-line to slightly lower (due to contribution from non-RMB results of Indiagames) than fluctuation in the RMB exchange rates to the US$ and no material fluctuation in the exchange rate between the US$ and RMB. On December 31, 2005, the exchange rate stood at roughly RMB8.07 per US$.

Charges on Group Assets

In April 2005, the Group had pledged certain available-for-sale securities (the restricted securities) with a total face value of US$60,000,000 to secure a bank loan facility, from the Bank of China, totaling US$57,000,000 and bearing an interest rate of 0.23% per annum over the London Inter-Bank Offer Rate. On April 29, 2005 and July 28, 2005, the Group drew down US$35,000,000 and US$22,000,000, respectively, to fund the payment of business acquisitions. As at December 31, 2005, the market value of the restricted securities amounted to US$59,122,000.

Employee Information

As at December 31, 2005, the Group had 1,241 full-time employees, of which 202 are located in India and the rest 1,039 are located in China. During 2005, our employee costs, including Directors’ emoluments, totaled US$20,286,000.

We have implemented a number of initiatives in recent years to enhance the qualifications and fulfillment of our employees. We have refined our recruiting strategy to attract and retain quality employees by hiring experienced or creative personnel who are compatible with our company culture and understand the lifestyle trends of the younger generation. We conduct periodic reviews of our employees’ job performance, and we determine salaries and discretionary bonuses based upon those reviews. In addition, we offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

Gearing Ratio

As at December 31, 2005, the gearing ratio of the Group based on total liabilities over total assets was approximately 25.6%.

BUSINESS OUTLOOK

The Company’s management expects revenues for the first quarter of 2006 to be between US$47,700,000 and US$48,500,000.

AUDITED CONSOLIDATED BALANCE SHEETS

		December 31
		2004	2005
	Note	(in thousands of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents		79,320	99,869
Short-term bank deposits		—	1,863
Accounts receivable, net	6	26,369	33,950
Restricted cash		—	300
Prepayments		4,116	6,053
Deposits and other receivables		2,343	2,503
Due from related parties		159	189
Inventories		113	53

Total current assets		112,420	144,780

Available-for-sale securities		116,471	38,519
Restricted securities		—	59,122
Investment under cost method		1,494	1,494
Long-term prepayments and deposits		240	132
Property and equipment, net		11,927	15,346
Deferred tax assets		348	521
Goodwill, net		158,494	184,678
Intangibles, net		1,707	1,415

Total assets		403,101	446,007

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	7	2,778	5,031
Other payables and accruals		10,834	16,002
Income tax payable		543	569
Deferred revenues		122	69
Consideration payable		133,613	16,615
Due to related parties		20,331	19,430

Total current liabilities		168,221	57,716

Non-current liabilities:
Secured bank loan		—	56,099
Deferred tax liabilities		—	182

Total liabilities		168,221	113,997

Minority interests		456	2,900

		168,677	116,897

Commitments and Contingencies

Shareholders’ equity:
Share capital		4,995	5,416
Paid-in capital		260,867	312,643
Statutory reserves		9,452	11,396
Accumulated other comprehensive losses		(670)	(3,187)
Accumulated (deficit)/income		(40,220)	2,842

Total shareholders’ equity		234,424	329,110

Total liabilities, minority interests and shareholders’ equity		403,101	446,007

The accompanying notes are an integral part of the audited consolidated financial statements.

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
		2003	2004	2005
	Note	(in thousands of U.S. dollars)
Revenues:
Wireless Internet services		55,843	112,880	161,879
Advertising		5,845	7,583	9,210
Commercial enterprise solutions		13,825	2,189	1,025
Internet access		1,560	68	—

Total revenues		77,073	122,720	172,114

Cost of revenues:
Cost of services		(32,794)	(63,966)	(98,816)
Cost of goods sold		(11,291)	(791)	—

Total cost of revenues		(44,085)	(64,757)	(98,816)

Gross profit		32,988	57,963	73,298

Operating expenses:
Selling and marketing expenses		(2,772)	(7,695)	(7,718)
General and administrative expenses		(9,133)	(12,385)	(22,048)
Product development expenses		(689)	(886)	(1,528)
Amortization of intangibles		(629)	(5,614)	(975)
Provision for impairment of intangibles		–	(307)	—
Total operating expenses		(13,223)	(26,887)	(32,269)

Income from operations		19,765	31,076	41,029

Other (expenses)/income:
Net interest (expenses)/income		(320)	3,095	2,661
Exchange gain		—	—	1,132
Gain on disposal of available-for-sale securities		—	—	450
Loss on issuance of shares by a subsidiary		—	—	(69)

Income before tax		19,445	34,171	45,203
Income tax credit		254	41	24

Income after tax		19,699	34,212	45,227
Minority interests		(127)	(304)	(221)

Net income attributable to shareholders		19,572	33,908	45,006

Earnings per ordinary share– basic (cents):	4	0.70	0.94	1.10

Earnings per ordinary share– diluted (cents):	4	N/A	0.85	1.07

Earnings per American Depositary Share – basic (cents):	4	55.9	75.2	87.7

Earnings per American Depositary Share – diluted (cents):	4	N/A	68.4	85.4

Weighted average number of shares used in computing Earnings Per Share:

Ordinary share– basic		2,800,000,000	3,608,743,169	4,107,485,514
Ordinary share– diluted		2,800,000,000	3,967,558,949	4,217,527,395

American Depositary Share – basic		N/A	45,109,290	51,343,569
American Depositary Share – diluted		N/A	49,594,487	52,719,092

The accompanying notes are an integral part of the audited consolidated financial statements.

AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

	Number of Shares	Share Capital	Paid-in Capital	Statutory Reserves	Accumulated other comprehensive losses	Accumulated (deficit)/ income	Total shareholders’ (deficit)/ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2003	2,800,000,000	3,590	93,184	1,552	(55)	(107,735)	(9,464)
Contribution from shareholders (*)	—	—	1,157	—	—	—	1,157
Net income	—	—	—	—	—	19,572	19,572
Reorganization adjustment (#)	—	—	(18,790)	—	—	21,935	3,145

Balance as of December 31, 2003	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410

Issuance of shares pursuant to initial public offering (“IPO”)	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	—	(25,589)
Issuance of shares to Cranwood as initial purchase consideration for acquisition of Puccini Group	96,200,000	123	18,377	—	—	—	18,500
Unrealized loss on securities	—	—	—	—	(615)	—	(615)
Net income	—	—	—	—	—	33,908	33,908
Appropriation to statutory reserves	—	—	—	7,900	—	(7,900)	—

Balance as of December 31, 2004	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424

Issuance of shares to Cranwood as earn-out purchase consideration for acquisition of Puccini Group	304,155,503	390	47,157	—	—	—	47,547
Issuance of shares on exercise of employee stock options	24,176,602	31	4,619	—	—	—	4,650
Unrealized loss on securities (**)	—	—	—	—	(2,903)	—	(2,903)
Currency translation adjustments	—	—	—	—	386	—	386
Net income	—	—	—	—	—	45,006	45,006
Appropriation to statutory reserves	—	—	—	1,944	—	(1,944)	—

Balance as of December 31, 2005	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110

*	Contribution from shareholders primarily represents contribution of working capital as well as allocation of certain corporate expenses.
#	Reorganization adjustment for the year ended December 31, 2003 represents the carve-out of six non-core internet business entities from the Group in connection with the pre-initial public offering (“pre-IPO”) corporate reorganization (“Reorganization”), which was completed on September 26, 2003.
**	During the year ended December 31, 2005, unrealized gains of US$450,000 were realized upon disposal of two available-for sale securities.

The accompanying notes are an integral part of the audited consolidated financial statements.

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	19,572	33,908	45,006
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	629	5,614	975
Amortization of premium on debt securities	—	298	383
Provision for impairment of intangibles	—	307	—
Allowance for doubtful accounts	1,487	761	691
Depreciation	3,016	4,544	6,977
Deferred income tax	(274)	(74)	18
Exchange gain, net	—	—	(1,132)
Interest on advances from TOM Group Limited (“TOM Group”) and its subsidiaries	394	—	—
Corporate expenses recharged by TOM Group	923	—	—
Loss on disposal of property and equipment	91	9	94
Gain on disposal of available-for-sale securities	—	—	(450)
Loss on issuance of shares by a subsidiary	—	—	69
Minority interests	127	304	221

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(8,337)	(10,443)	(5,764)
Prepayments	(913)	(2,892)	(1,144)
Deposits and other receivables	(568)	69	(368)
Due from related parties	226	(35)	(30)
Inventories	1,493	(84)	62
Long-term prepayments and deposits	(361)	63	(82)
Accounts payable	623	(1,085)	1,684
Other payables and accruals	2,148	2,499	5,140
Income tax payable	2	24	(409)
Deferred revenues	(1,320)	(374)	(54)
Due to related parties	711	346	(879)

Net cash provided by operating activities	19,669	33,759	51,008

Cash flow from investing activities:
Payments for purchase of property & equipment	(4,790)	(9,175)	(9,843)
Short-term bank deposits	—	—	(1,878)
Cash paid for entrusted loan provided to a related party	—	—	(2,461)
Cash received from a related party for repayment of entrusted loan	—	—	2,461
Payments for purchase of intangible assets	—	(1,663)	—
Payment for investment under cost method	—	(1,494)	—
Net cash acquired/ (used in) from acquisition of subsidiaries	3,721	(14,884)	(99,937)
Cash disposed with spin-off	(1,689)	—	—
Payments for investment in available-for-sale securities	—	(118,883)	—
Cash received on disposal of available-for-sale securities	—	—	16,392

Net cash used in investing activities	(2,758)	(146,099)	(95,266)

Cash flow from financing activities:
Issuance of ordinary shares including from the exercise of share options, net of expenses	—	169,024	4,650
Payment for IPO shares issuing expenses	—	—	(803)
Repayment to related parties	(1,027)	—	—
Cash received from issuance of shares by a subsidiary, net of issuing expenses	—	—	3,985
Bank loan, net of handling charges	—	—	56,886
Partial repayment of bank loan	—	—	(901)

Net cash (used in)/provided by financing activities	(1,027)	169,024	63,817

Net increase in cash and cash equivalents	15,884	56,684	19,559
Cash and cash equivalents, beginning of year	6,752	22,636	79,320
Foreign currency translation	—	—	990

Cash and cash equivalents, end of year	22,636	79,320	99,869

Supplemental disclosures of cash flow information
Cash (paid)/ received during the year:
Cash paid for income taxes	(22)	(9)	(208)
Interest received from bank deposit and available-for-sale securities	74	3,985	5,552

Non-cash activities:
Property and equipment transferred from TOM Group	—	7	—
Property and equipment transferred to subsidiaries of TOM Group	292	—	—
Contribution from shareholders	1,157	—	—
Issuance of shares to Cranwood for acquisition of Puccini Group	—	18,500	47,547
Outstanding payments for listing expenses	15,000	803	—

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUDITED CONSOLIDATED FINANCIAL INFORMATION

1.	Basis of presentation

The consolidated financial information has been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial information includes the financial statements of TOM Online Inc. (“the Company”) and its controlled operating entities including its subsidiaries and the variable interest entities hereinafter collectively referred to as the “Group”.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meeting of directors.

Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities.

Acquisitions of subsidiaries or variable interest entities are accounted for using the purchase method of accounting. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated statements of operations from the effective date of acquisition.

All significant inter-company balances and transactions within the Group have been eliminated on consolidation.

2.	Turnover and Segmental reporting

Based on the criteria established by SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” the Group operates in three principal business segments in 2005. The Group does not allocate any operating expenses or assets to its three business segments as management does not use this information to measure the performance of the operating segments. Certain costs of revenues are shared between business segments. These costs, including staff costs, content acquisition costs, bandwidth leasing charges, depreciation as well as portal facilities, were allocated to the wireless Internet services and advertising segments in proportion to their gross margin contribution before the allocation of these costs. Also, no measures of assets by segment are reported and used by the chief operating decision maker. Hence, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the years ended December 31, 2003, 2004 and 2005 is as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Revenues
Wireless Internet services	55,843	112,880	161,879
Advertising	5,845	7,583	9,210
Commercial enterprise solutions	13,825	2,189	1,025
Internet access	1,560	68	—

Total revenues	77,073	122,720	172,114

Cost of revenues
Wireless Internet services	(27,294)	(60,979)	(95,722)
Advertising	(4,351)	(2,736)	(2,877)
Commercial enterprise solutions	(11,773)	(1,042)	(217)
Internet access	(667)	—	—

Total cost of revenues	(44,085)	(64,757)	(98,816)

Gross profit	32,988	57,963	73,298

3.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

China

The Group is subject to taxes in China. The variable interest entities for which the Group does not have legal ownership are governed by the Enterprise Income Tax Law and the remaining companies operating in China are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax plus 3% local income tax) and companies located within special economic zones are entitled to a 15% preferential income tax rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years. Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the years ended December 31, 2003, 2004 and 2005.

India

The Group, via its subsidiary Indiagames, is subject to taxes in India, as per the provisions of the Income Tax Act and based on existing legislation, interpretations and practices in respect thereof. Income generated from sales in India is taxed at 33.66% with the exception that income generated from export is fully exempted under a 10 years tax holiday incentive granted under certain conditions.

4.	Earnings per ordinary share and Earnings per ADS

The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2003, 2004 and 2005:

	December 31,
	2003	2004	2005
	(in thousands of U.S. dollars, except number of shares)
Numerator:
Net profit attributable to ordinary shareholders	19,572	33,908	45,006

Denominator:
Weighted average number of ordinary shares outstanding, basic	2,800,000,000	3,608,743,169	4,107,485,514
Dilutive effect of contingently issuable shares in relation to settlement of considerations for business acquisition	—	358,815,780	95,829,816
Dilutive effect of share options	—	—	14,212,065

Weighted average number of ordinary shares outstanding, diluted	2,800,000,000	3,967,558,949	4,217,527,395

Earnings per ordinary share, basic (cents)	0.70	0.94	1.10
Earnings per ordinary share, diluted (cents)	N/A	0.85	1.07

Earnings per ADS, basic (cents)	55.9	75.2	87.7
Earnings per ADS, diluted (cents)	N/A	68.4	85.4

Stock options for a total of nil and 280,000,000 ordinary shares in 2003 and 2004, respectively, were excluded from the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the ordinary shares. In 2005, we have computed the diluted earnings per share by applying the treasury stock method as the average market price of the ordinary shares was greater than the exercise prices of the stock options.

During the period September 29, 2005 and up to December 31, 2005, share options were exercised by certain employees. As a result, the Company issued 24,176,602 new ordinary shares at the exercise price of HK$1.50 each (equivalent to US$19.23 cents) and received US$4,649,000. The newly issued shares were included in the computation of basic earnings per share in proportion to the period they were outstanding.

5.	Dividends

There were no dividends declared, made or paid by the Company or any subsidiaries comprising the Group for the years ended December 31, 2003, 2004 and 2005.

6.	Accounts receivable, net

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Accounts receivable, gross	29,533	37,883
Provision for doubtful accounts receivable	(3,164)	(3,933)

Accounts receivable, net	26,369	33,950

The aging analysis of the accounts receivable of the Group is set out below:

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Current	10,302	14,229
31-60 days	5,893	7,323
61-90 days	5,091	5,122
Over 90 days	5,083	7,276

Accounts receivable, net	26,369	33,950

The majority of the Group’s sales are on open account terms and in accordance with terms specified in the contracts governing the relevant transactions. Wireless Internet services revenues are collected from the mobile telecommunication operators in arrears.

Movement of allowance for doubtful accounts receivable for the years ended December 31, 2004 and 2005 are as below:

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Balance at January 1	(2,420)	(3,164)
Charged to expenses	(761)	(695)
Write-off of receivable balances and corresponding provisions	17	5
Exchange adjustment	—	(79)

Balance at December 31	(3,164)	(3,933)

7.	Accounts payable

The aging analysis of the accounts payable of the Group is set below:

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Current	901	2,609
31-60 days	138	399
61-90 days	270	323
Over 90 days	1,469	1,700

Total accounts payable	2,778	5,031

8.	Net current assets and total assets less current liabilities

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Net current assets	(55,801)	87,064
Total assets less current liabilities	234,880	388,291

SUPPLEMENTARY UNAUDITED INFORMATION PROVIDED BY MANAGEMENT

1.	Unaudited summary of principal differences between US GAAP and HK GAAP

The consolidated financial statements of the Group are prepared in accordance with US GAAP, which differ in certain significant aspects from accounting principles generally accepted in Hong Kong (“HK GAAP”). A summary of significant differences between US GAAP and HK GAAP affecting the total assets and net assets of the Group as of December 31, 2003, 2004 and 2005, and the net income attributable to shareholders and the basic earnings per share of the Group for each of the three years then ended is presented below.

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	19,572	33,908	45,006
Reconciliation adjustments, net of tax:
Allocations of expenses from TOM Group	763	—	—
Imputed interest charge	394	—	—
Reversal of amortization of intangibles which were recognised as goodwill under HK GAAP	629	4,411	—
Share options compensation expenses	(54)	(6,297)	(5,005)

Net income attributable to shareholders under HK GAAP	21,304	32,022	40,001

Earnings per ordinary share – basic (cents) under US GAAP	0.70	0.94	1.10

Earnings per ordinary share – basic (cents) under HK GAAP	0.76	0.89	0.97

	December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Total assets under US GAAP	67,376	403,101	446,007
Reconciliation adjustments, net of tax:
Adjustment of intangibles, net	(4,411)	—
Reversal of amortization of intangibles which was recognized as goodwill under HK GAAP	—	5,040	5,040
Recognition of negative goodwill arising from the acquisition of Puccini Group	(1,540)	—	—

Total assets under HK GAAP	61,425	408,141	451,047

	December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Net assets under US GAAP	14,410	234,424	329,110
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognised as goodwill under HK GAAP	629	5,040	5,040

Net assets under HK GAAP	15,039	239,464	334,150

The Hong Kong Institute of Certified Public Accountants (HKICPA) issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRS”) and Hong Kong Accounting Standards (“HKAS”) (together the “new HKFRS”) which are effective for accounting periods beginning on or after January 1, 2005. The adoption of new and revised new HKFRS had no material effect on the Group’s accounting policies except HKFRS2, “Share-based Payment”.

Since January 1, 2005, the Group has adopted HKFRS2, “Share-based Payment”, which requires an entity to recognize share-based payment transactions in its financial statements, including transactions with its employees or other parties to be settled in cash, other assets, or equity instruments of the entity, with compensation expense for share options granted recognized at the date of grant and amortized over the vesting period. This new standard has been retrospectively applied and the comparative figures have been restated accordingly.

2.	Reconciliation of GAAP Income from Operations to EBITDA

	Year ended December 31,
	2004	2005
	(in thousands of U.S. dollars)
Income from operations	31,076	41,029
Depreciation	4,544	6,977
Amortization of intangibles and others	5,921	975

EBITDA	41,541	48,981

	Three months ended December 31,
	2004	2005
	(in thousands of U.S. dollars)
Income from operations	7,106	12,143
Depreciation	1,500	1,866
Amortization of intangibles and others	1,545	208

EBITDA	10,151	14,217

*	EBITDA refers to earnings before interest, taxation, depreciation, amortization and other non-cash activities. To supplement its consolidated financial statements presented in accordance with the generally accepted accounting principles in the United States, the Group uses the non-US GAAP measure of EBITDA, which is adjusted from results based on US GAAP. The use of non-US GAAP measures is provided to enhance the reader’s overall understanding of our current financial performance and our future prospects. Specifically, the Company believes that the non-US GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments or may not be indicative of our core operating results. In addition, because the Company has historically reported certain non-US GAAP results to investors, the Company believes the inclusion of non-US GAAP measures provides consistency in our financial reporting. Non-US GAAP measures should be considered in addition to results prepared in accordance with the US GAAP, but should not be considered a substitute for or superior to our US GAAP results. Consistent with the Company’s historical practice, the non-US GAAP measures included in this announcement have been reconciled to the nearest US GAAP measure.

3. REVIEW FOR 4Q 2005

FINANCIAL HIGHLIGHTS

During the quarter, the Company achieved the following:

For the fourth quarter of 2005:

•	Total revenues were US$48.12 million (“mn”), an increase of 39.5% from the same period last year and up 4.7% from the previous quarter.

•	Wireless Internet revenues were US$44.62 mn, representing a 39.6% increase over the same period last year and a 3.4% increase over the previous quarter. Wireless Internet revenues made up 92.7% of our total fourth quarter revenues.

•	Online advertising revenues were US$3.2 mn, an increase of 57.4% from the same period last year and up 23.5% from the previous quarter.

•	Net income was US$12.72 mn, an increase of 55.1% from the same period last year but a decrease of 1.3% from the last quarter as the RMB appreciated slower against United States dollars in the fourth quarter than in the previous quarter. Excluding this factor, Net income increased approximately 8% from the last quarter.

•	Basic and fully diluted earnings per American Depository Share (“ADS”) were US$24.16 cents and US$23.85 cents, respectively or US$0.302 cents and US$0.298 cents per common share, respectively.

•	Our balance of cash, short-term bank deposits and marketable securities was approximately US$140.25mn as of December 31, 2005.

	4Q 04	3Q 05	4Q 05
	(in thousands of U.S. dollars)
	unaudited	unaudited	unaudited
Wireless Internet	31,948	43,158	44,615
Online advertising	2,032	2,590	3,198
Others	505	193	302
Total revenues	34,485	45,941	48,115

Cost of revenues	(19,159)	(25,689)	(26,747)
Gross profit	15,326	20,252	21,368
Operating expenses	(8,220)	(8,759)	(9,225)
Operating profit	7,106	11,493	12,143
Other income	1,139	1,406	572
Income tax (charge)/ credit	(7)	106	30
Minority interest	(38)	(123)	(25)

Net income	8,200	12,882	12,720

4TH QUARTER 2005 - FINANCIAL PERFORMANCE REVIEW

The Company’s unaudited consolidated revenues for the three months ended December 31, 2005 were US$48.12 mn, an increase of 39.5% over the same period in 2004 and an increase of 4.7% quarter on quarter (“QoQ”).

Wireless Internet revenues were US$44.62 mn, representing a 39.6% increase over the same period last year and a 3.4% increase over the previous quarter. Wireless Internet revenues made up 92.7% of our total fourth quarter revenues, down slightly from 93.9% in the previous quarter.

Online advertising revenues were US$3.20 mn, representing a 23.5% increase QoQ, and up 57.4% year on year (“YoY”).

Other revenues, were US$0.30 mn in the fourth quarter compared to US$0.19 mn in the previous quarter, representing a decrease of 40.2% YoY, but an increase of 56.5% QoQ. The YoY decline is due to the continued but gradual phasing out of our commercial enterprise business. The small overall QoQ increase is mainly due to increases in revenues from paid mailbox services as well as service fees from our e-commerce platform, which generates revenues from 3rd party online shops. During the fourth quarter, services fees from these online shops were primarily related to sales of Skype-related hardware products.

Gross profit was US$21.37 mn, representing an increase of 39.4% over the same period last year and a 5.5% increase QoQ. Gross margins stabilized at 44.4% from 44.1% in the previous quarter, as benefits from sustained higher confirmation rates in our SMS business and increased contribution from our online advertising business offset increasing channel and content costs.

Operating income was US$12.14 mn, up 70.9% from the same period last year and 5.7% from the last quarter. Operating margins stabilized at 25.2% from 25.0% in the previous quarter.

During the fourth quarter, we increased our sales and marketing activities to US$2.78 mn from US$1.76 mn in the third quarter, representing a 57.3% sequential increase, but only a 19.6% YoY increase, as we usually increase our sales and marketing activities, seasonally in the fourth quarter of each year. Some year-end sales and marketing activities included our China Internet Entertainment Awards Gala, continued “Wanleba” road shows to various universities throughout mainland China and seasonal portal/TOM branding activities.

For the fourth quarter, net interest income increased to US$0.57 mn from US$0.27 mn in the third quarter.

4Q EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$14.22mn, an increase of 40.1% YoY and 5.3% QoQ. EBITDA margins were 29.5% for the fourth quarter, roughly in-line with EBITDA margins in the third quarter at 29.4%.

Net income was US$12.72 mn, an increase of 55.1% YoY but a decrease of 1.3% QoQ. Net income margins declined sequentially from 28.0% as in the third quarter of 2005 to 26.4% as we had a US$1.13 mn benefit from the RMB appreciation in the third quarter. Excluding this factor, the Net Income increased approximately 8% from the last quarter.

US GAAP basic earnings per ADS were US$24.16 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.302 cents for the quarter. Shares used in computing US GAAP basic earnings per ADS were 52.65mn and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,212.07 mn.

US GAAP diluted earnings per ADS were US$23.85 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$0.298 cents for the quarter. Shares used in computing US GAAP diluted earnings per ADS were 53.32 mn and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,265.83 mn.

Our balance of cash, short-term bank deposits and marketable securities was approximately US$140.25 mn as of December 31, 2005.

BUSINESS REVIEW

Wireless Internet Services

Total wireless Internet service revenues were US$44.62 mn for the fourth quarter of 2005, an increase of 39.6% from the same period last year and a 3.4% increase QoQ. Wireless Internet revenues made up 92.7% of our total fourth quarter revenues, down slightly from 93.9% in the previous quarter.

During the quarter, we continued to develop our leadership in the mainland Chinese wireless Internet market and continued to focus on longer-term business opportunities which build upon our wireless and online operations and assets.

Key activities in the quarter included:

1)	During the quarter, we continued to develop our alliances with media partners in TV, radio and print to more effectively market our wireless services, such as 2.5G services and IVR, as well as broaden the awareness of our brand with consumers. The Company believes its scale and diversification in wireless distribution channels are a key competitive advantage and through these platforms, we believe we are well positioned for opportunities in 3G.

2)	We continued to promote our “Wanleba” Internet music brand, which leverages the “www.tom.com” portal to allow singers/songwriters to take advantage of our mobile distribution channels. During the quarter, we announced that we are partnering with Intel to jointly promote their Internet cafe initiatives and “Wanleba” at various locations across mainland China. We believe that mobile music will continue to be an important driver of growth for us in 2006.

SMS Services

SMS (“Short Messaging Service”) revenues in 4Q05 were US$17.80 mn, up 60.0% YoY but roughly flat QoQ (SMS revenues were US$17.62 mn in 3Q05). SMS revenues made up 39.9% of our total wireless Internet revenues in the fourth quarter. Our SMS business stabilized from 3Q05 levels as the benefits from higher revenue confirmation rates we received from our mobile operator partners normalised quarter on quarter. Whilst SMS is a more mature business line for us, we believe it will continue to be a core contributor to our overall wireless Internet service for the foreseeable future.

2.5G Services

MMS (“Multimedia Messaging Service”) revenues for 4Q05 were US$4.40 mn, down 23.0% YoY, but up 42.8% QoQ. MMS revenues made up 9.9% of our total wireless Internet revenues in the fourth quarter. On a YoY perspective MMS revenues declined due to the migration of MMS onto the new MISC platform earlier this year. However, MMS revenues rebounded strongly in 4Q from 3Q as some provincial operators actively promoted MMS services of which we were a partner in these activities. This said, we continue to believe that MMS over the medium-term is a transitory product category.

WAP (“Wireless Application Protocol”) revenues for 4Q05 were US$8.06 mn, up 31.8% YoY, but down 3.6% QoQ. WAP revenues made up 18.1% of our total wireless Internet revenues in the fourth quarter. A small portion of WAP revenues declined sequentially in the quarter due to a slowdown in a mobile operator partner’s CDMA subscriber base. WAP revenues from China Mobile were stable as strong product cycles (including the new Jay Chou album which had increased song downloads on Monternet) were offset by continued “silent user” clean-up activities.

Voice Services

IVR (“Interactive Voice Response”) revenues for 4Q05 were US$10.88mn, representing an increase 60.1% YoY and 3.5% QoQ. IVR revenues made up 24.4% of our total wireless Internet revenues in the fourth quarter. During the fourth quarter, we migrated some of our IVR infrastructure to a new data centre and experienced some temporary technical issues. This led to a slight slowdown in our IVR business than would have otherwise occurred during normal operation. With this issue resolved and a continued focus on broadening our reach of IVR (and other wireless Internet services) to consumers through TV alliances, we continue to see our IVR business as a key driver of our overall business in 2006.

CRBT (“Colour Ringback Tones”) revenues for 4Q05 were US$2.30 mn, up 4.8% YoY and down 1.0% QoQ. CRBT revenues made up 5.2% of our total wireless Internet revenues in the fourth quarter. In the previous quarter, we initiated a number of CRBT promotions in conjunction with our mobile operator partners to spur consumer awareness and usage that negatively impacted our sequential growth. We continued to pursue such promotions in the fourth quarter and will for the foreseeable future. Moreover, we see competition for CRBT song rights increasing. However, due to lower base effects and the beginning signs of promotions effectiveness, we saw a slight sequential increase.

Other Wireless Internet Services

Other wireless Internet service revenues were US$1.18mn, primarily consisting of revenues from our Indiagames subsidiary. This was a decline of 6.9% QoQ. We only acquired Indiagames in early 2005, so YoY comparisons are not possible. The primary reason for the decline in our Indiagames subsidiary was due to Indian mobile operators transitioning through new billing platforms, similar to what we experienced in the mainland China market in the past. The India market made up roughly 50% of Indiagames revenues in the 3rd and 4th quarter. We believe this transition may take another few quarters, but should be offset by growth opportunities in the mainland China, European and North American markets.

Moreover, we intend to supplement our existing mainland Chinese wireless Internet service and Indigames mobile game business in 2006 by building a China-based mobile game team to take advantage of the growth opportunities we see in mobile games in the mainland China market.

Portal and Online Advertising

Online advertising revenues for the fourth quarter were US$3.2 mn, representing an increase of 23.5% QoQ and 57.4% YoY due to continued efforts to focus sales efforts on key channels on our portal. We continued to promote our “Wanleba” online music brand in the quarter and believe these activities are not only raising awareness with the China Internet community but amongst advertisers as well. Also, in the early part of January 2006, we held our year-end China Internet Entertainment Awards Gala, to recognize the artists and fans who are helping to drive the popularity of music, Flash and digital video content on the Internet and over mobile phones.

In addition to entertainment and music, we also intend to more closely focus on sports content and alliances in 2006 to take advantage of this year’s activities around the FIFA World Cup in Germany, amongst others, to enhance sales opportunities on our portal, but more importantly provide additional services and content for our wireless Internet service.

NEW BUSINESS OPPORTUNITIES UPDATE

Skype JV Update

At the end of February 2006, we had over 9.0 mn registered TOM-Skype users, up from the over 5.2 mn registered users we had at the end of October 2005. We continue work with Skype to co-develop more local features and services for the mainland China market and are continue to develop premium services over the TOM-Skype platform, hopefully to be commercialized in the later part of 2006.

UMPay Alliance Update

Our strategic alliance with UMPay continues to be a longer term opportunity for us. As such, for most of 2006, we will seek to jointly develop and enhance the user experience and business plan with UMPay while they continue build out the infrastructure and platforms to enable users to connect their bank cards with their mobile phones and conduct payments. During the fourth quarter, we conducted a pilot whereby users could use their mobile phones to pay at select restaurants in Beijing and are working on linking the UMPay system to support online payments. At the end of 2005, UMPay had roughly 6.0 mn subscribers and over 200 merchants already signed up on their platform.

AUDIT COMMITTEE

The audited consolidated results of the Group for the year ended December 31, 2005 have been reviewed by the Audit Committee.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 15 to the GEM Listing Rules throughout the year save as the deviations as disclosed in the half year report for the six months ended June 30, 2005.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.

DEFINITIONS

“2.5G”	means	the state of wireless technology and capability usually associated with General Packet Radio Services, or GPRS, which is between the second and third generation of wireless technology. GPRS offers data speeds at 28 Kbps or higher

“ADSs”	means	American depositary shares issued by Citibank N.A., each representing ownership of 80 ordinary shares of the Company, which are quoted on NASDAQ

“Advanced Internet Services”	means	Advanced Internet Services Limited

“Beijing Lei Ting”	means	Beijing Lei Ting Wan Jun Network Technology Limited

“Beijing Lahiji”	means	Beijing Lahiji Technology Development Limited

“Beijing Planet Network”	means	Beijing Planet Network Travel Information Technology Limited

“Beijing Super Channel”	means	Beijing Super Channel Network Limited

“Beijing Tom”	means	Beijing TOM International Advertising Limited

“BREW”	means	a technology developed by Qualcomm and is used for downloading and running small software applications and content to mobile phones and other wireless devices using CDMA

“Ceng Dong Yi”	means	Ceng Dong Yi (Beijing) Technology Company Limited

“China Mobile”	means	China Mobile Communications Corporation

“China Travel Network”	means	China Travel Network Company Limited

“China Unicom”	means	China United Telecommunications Corporation

“Company”, “our Company”, “we”, and “TOM Online”	means	TOM Online Inc.

“Cranwood”	means	Cranwood Company Limited

“Director(s)”	means	the director(s) of the Company

“GEM”	means	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means	the Rules Governing the Listing of Securities on the GEM

“GreaTom”	means	Beijing GreaTom United Technology Company Limited

“Group”	means	the Company and its subsidiaries

“Heng Dong Wei Xin”	means	Heng Dong Wei Xin (Beijing) Technology Company Limited

“HK$”	means	Hong Kong dollars, the lawful currency of Hong Kong

“HK GAAP”	means	the generally accepted accounting principles in Hong Kong

“Indiagames”	means	Indiagames Limited

“IVR”	means	interactive voice response, a software application that accepts a combination of voice telephone input and touch-tone keypad selection and provides appropriate responses in the form of voice, fax, callback, e-mail, etc. IVR is usually part of a larger application that includes database access

“Java”	means	J2ME (Java 2 Micro Edition) is a technology used to download and run small, user-installable, internet-enabled, software applications for wireless devices such as mobile phones

“LingXun”	means	Beijing LingXun Interactive Science Technology and Development Company Limited

“MISC”	means	Mobile Information Services Center, a platform which is composed of three sub-systems, with one designed for service control, another for operation management, along with a sub-system to provide unified network management functions. The platform also has an Internet service interface and billing agent for all service gateways and service providers

“MMS”	means	multimedia messaging services, a technology that allows users to receive and transmit multimedia message such as text, audio and video messages using their mobile phones

“NASDAQ”	means	National Market of National Automated Systems Dealership and Quotation in the United States of America

“Nine core Internet business entities”	means	Lahiji Vale Limited, Laurstinus Limited, Advanced Internet Services, Beijing Lei Ting, TOM.COM (China) Investment Limited, Shenzhen Freenet, GreatTom, Beijing Super Channel and Shanghai Super Channel

“PRC” or “China”	means	the People’s Republic of China

“Puccini”	means	Puccini International Limited

“Puccini Group”	means	Puccini International Limited and its subsidiaries, including Wu Ji Network

“Puccini Network”	means	Puccini Network Technology (Beijing) Limited

“RMB”	means	Renminbi, the lawful currency of the PRC

“SFAS”	means	Statement of Financial Accounting Standards under US GAAP

“Sharkwave Technology”	means	Sharkwave Information Technology (Beijing) Company Limited

“Shenzhen Freenet”	means	Shenzhen Freenet Information Technology Company Limited

“Shenzhen Freenet Advertising”	means	Shenzhen Freenet Super Channel Advertising Company Limited

“Shanghai Super Channel”	means	Shanghai Super Channel network Limited

“Sichuan Great Wall”	means	Sichuan Great Wall Software Group

“SMS”	means	short messaging services, a technology that allows users to receive and sometimes transmit short text messages using their mobile phones

“Skype”	means	Skype Technologies, S.A.

“Startone”	means	Startone (Beijing) Information Technology Company Limited

“Stock Exchange”	means	The Stock Exchange of Hong Kong Limited

“Tel-Online”	means	Tel-Online Limited

“TOM Group”	means	TOM Group Limited

“Treasure Base”	means	Treasure Base Investments Limited

“Treasure Base Group”	means	Treasure Base, Ceng Dong Yi and LingXun

“US$”	means	United States dollars, the lawful currency of the United States of America

“US GAAP”	means	the generally accepted accounting principles in the United States of America

“WAP”	means	wireless application protocol, a global standard for developing applications over wireless communications networks

“Whole Win”	means	Whole Win Investments Limited

“Whole Win Group”	means	Whole Win, Heng Dong Wei Xin and Startone

“Wu Ji Network”	means	Beijing Lei Ting Wu Ji Network Technology Company Limited

As at the date thereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss		Dr. Lo Ka Shui
Ms. Elaine Feng	Alternate Director:
Mr. Fan Tai	Mrs. Susan Chow
Mr. Wu Yun	(Alternate to Mr. Frank Sixt)

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

Exhibit 1.2

TOM Online Reports 4Q 2005 Net Profits Up 55% Year on Year

Positioned as the leader in the China wireless internet market and 3G

(Hong Kong, March 17, 2006) — TOM Online Inc., (Nasdaq: TOMO; Hong Kong GEM: 8282) (“TOM Online” or the “Company”), a leading wireless Internet company in China, announced today its financial results for the fourth quarter and full year ended December 31, 2005.

The Company reported that 4Q 2005 Net Profits were up 55% year on year (YoY) and that fiscal 2005 revenues were up 40 percent year on year as it continued to solidify its position as the leading wireless Internet firm in mainland China.

Fiscal 2005 Financial Highlights:

•	Total revenues were US$172.11 million (“mn”), an increase of 40% from 2004.

•	Wireless Internet revenues were US$161.88 mn, representing a 43.4% increase from the previous year.

•	Online advertising revenues increased to US$9.21 mn, representing a 21.5% increase over 2004.

•	Net Income was US$45.01 mn, up 32.7% from the previous year.

•	Basic and fully diluted earnings per American Depository Share (“ADS”) for 2005 were US$87.7 cents and US$85.4 cents, respectively, or US$1.10 cents and US$1.07 cents per common share, respectively.

•	Balance of cash, short-term bank deposits and marketable securities was approximately US$140.25 mn as of December 31, 2005.

Fourth Quarter 2005 Financial Highlights:

•	Total revenues were US$ 48.12 million (“mn”), an increase of 39.5% from the same period last year and up 4.7% from the previous quarter.

•	Wireless Internet revenues were US$ 44.62 mn, representing a 39.6% increase over the same period last year and a 3.4% increase over the previous quarter. Wireless Internet revenues made up 92.7% of the Company’s total fourth quarter revenues.

•	Online advertising revenues were US$ 3.2 mn, an increase of 57.4% from the same period last year and up 23.5% from the previous quarter.

•	Net Income was US$ 12.72 mn, an increase of 55.1% from the same period last year but a decrease of 1.3% from the last quarter as the RMB appreciated slower in the fourth quarter than in the previous quarter. Excluding this factor, the Net Income increased almost 8% from the last quarter.

•	Basic and fully diluted earnings per American Depository Share (“ADS”) were US$24.16 cents and US$23.85 cents, respectively, or US$0.302 cents and US$0.298 cents per common share, respectively.

Wang Lei Lei, TOM Online Chief Executive Officer and an Executive Director, said: “Through better operational efficiency and team efforts, TOM Online has been able to further consolidate its leadership in the wireless internet industry in 2005, which has in turn helped us achieve our growth targets and establish a credible reputation in the industry and among its partners. I believe 2006 will hold more successes for us.”

Fourth Quarter 2005 Business Results

The Company’s unaudited consolidated revenues for the three months ended December 31, 2005 were US$48.12 mn, an increase of 39.5% over the same period in 2004 and an increase of 4.7% quarter on quarter (“QoQ”).

Gross profit was US$21.37 mn, representing an increase of 39.4% over the same period last year and a 5.5% increase QoQ. Gross margins stabilized at 44.4% from 44.1% in the previous quarter, as benefits from sustained higher confirmation rates in the Company’s SMS business and increased contribution from its online advertising business offset increasing channel and content costs.

Operating income was US$12.14 mn, up 70.9% from the same period last year and 5.7% higher than the previous quarter. Operating margins stabilized at 25.2% from 25.0% in the previous quarter.

During the fourth quarter, the Company increased its sales and marketing activities to US$2.78 mn from US$1.76 mn in the third quarter, representing a 57.3% sequential increase, but only a 19.6% YoY increase, as it usually increases its sales and marketing activities in the fourth quarter of each year.

For the fourth quarter, net interest income increased to US$0.57 mn from US$0.27 mn in the third quarter.

Fourth quarter EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$14.22mn, an increase of 40.1% YoY and 5.3% higher QoQ. EBITDA margins were 29.5% for the fourth quarter, roughly in-line with EBITDA margins in the third quarter, which were at 29.4%.

Net income was US$12.72 mn, an increase of 55.1% YoY but a decrease of 1.3% QoQ as the RMB appreciated slower in the fourth quarter than in the previous quarter. Excluding this factor, the net income increased almost 8% from the last quarter. Net income margins declined sequentially to 26.4% in the fourth quarter from 28.0% in the previous quarter during which the Company had a US$1.13 mn benefit from the appreciation of RMB.

US GAAP basic earnings per ADS were US$24.16 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.302 cents for the quarter. Shares used in computing US GAAP basic earnings per ADS were 52.65 mn and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,212.07 mn.

US GAAP diluted earnings per ADS were US$23.85 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$0.298 cents for the quarter. Shares used in computing US GAAP diluted earnings per ADS were 53.32 mn and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,265.83 mn.

The Company’s balance of cash, short-term bank deposits and marketable securities was approximately US$140.25 mn as of December 31, 2005.

Wireless Internet Services

Total wireless Internet service revenues were US$44.62 mn for the fourth quarter of 2005, an increase of 39.6% from the same period last year and a 3.4% increase QoQ. Wireless Internet revenues made up 92.7% of the Company’s total revenues in the fourth quarter, down slightly from 93.9% in the previous quarter.

During the quarter, the Company continued to develop its leadership in the mainland Chinese wireless Internet market and continued to focus on longer-term business opportunities which build upon its wireless and online operations and assets. Key activities in the quarter included:

1)	Continuing to develop alliances with media partners in TV, radio and print to more effectively market TOM Online’s wireless services, such as 2.5G services and IVR, as well as broaden the awareness of its brand with consumers. The Company believes its scale and diversification in wireless distribution channels are a key competitive advantage. Through these platforms, the Company believes it is well positioned for opportunities in 3G.

2)	Continuing to promote its “Wanleba” Internet music brand, which leverages “tom.com” portal’s ability to allow singers/songwriters to take advantage of its mobile distribution channels. During the quarter, the Company announced that it was partnering with Intel to jointly promote their Internet cafe initiatives and “Wanleba” at various locations across mainland China. The Company believes mobile music will continue to be an important driver for its growth in 2006.

SMS (“Short Messaging Service”) revenues in the quarter were US$17.80 mn, up 60.0% YoY but roughly flat QoQ (SMS revenues were US$17.62 mn in 3Q05). SMS revenues made up 39.9% of the Company’s total wireless Internet revenues in the fourth quarter. Its SMS business stabilized from third quarter levels as the benefits from higher revenue confirmation rates it received from mobile operator partners normalised quarter on quarter. While SMS is a more mature business line for TOM Online, the Company believes it will continue to be a core contributor to its overall wireless Internet business for the foreseeable future.

MMS (“Multimedia Messaging Service”) revenues for the quarter were US$4.40 mn, down 23.0% YoY, but up 42.8% QoQ. MMS revenues made up 9.9% of the Company’s total wireless Internet revenues in the fourth quarter. On a YoY perspective MMS revenues declined due to the migration of MMS onto the new MISC platform earlier this year. However, MMS revenues rebounded strongly in the fourth quarter from the preceding quarter as some provincial operators actively promoted MMS services while the Company was a partner in those activities. However, the Company continues to believe that MMS over the medium-term is a transitory product category.

WAP (“Wireless Application Protocol”) revenues for the quarter were US$8.06 mn, up 31.8% YoY, but down 3.6% QoQ. WAP revenues made up 18.1% of the Company’s total wireless Internet revenues in the fourth quarter. A small portion of WAP revenues declined sequentially in the quarter due to a slowdown in a mobile operator partner’s CDMA subscriber base. WAP revenues from China Mobile were stable as strong product cycles, including song downloads from new Jay Chou album on the operator’s Monternet platform, were offset by continued “silent user” clean-up activities.

IVR (“Interactive Voice Response”) revenues for the quarter were US$10.88 mn, representing an increase of 60.1% YoY and a 3.5% rise QoQ. IVR revenues made up 24.4% of the Company’s total wireless Internet revenues in the fourth quarter. During the quarter, the Company migrated some of its IVR infrastructure to a new data centre and experienced some temporary technical issues. This led to a slight slowdown in its IVR business than would have otherwise occurred during normal operation. With this issue resolved and a continued focus on broadening the reach of the Company’s wireless Internet services to consumers through TV alliances, the Company continues to see its IVR business as a key driver of its overall business in 2006.

CRBT (“Colour Ringback Tones”) revenues for the quarter were US$2.30 mn, up 4.8% YoY but down 1.0% QoQ. CRBT revenues made up 5.2% of the Company’s total wireless Internet revenues in the fourth quarter. In the previous quarter, the Company initiated a number of CRBT promotions in conjunction with its mobile operator partners to spur consumer awareness and usage. Sequential growth was negatively impacted as a result. The Company continued to pursue such promotions in the fourth quarter and will continue to do so for the foreseeable future.

Revenues from other wireless Internet services, which primarily consist of the Company’s Indiagames subsidiary, were US$1.18 mn, representing a decline of 6.9% from the previous quarter. As the Company only consolidated Indiagames in early 2005 YoY comparisons are not possible. The decline in its Indiagames subsidiary was primarily due to the migration of Indian mobile operators to new billing platforms, similar to what TOM Online experienced in the mainland China market in the past. The Indian market made up roughly 50% of Indiagames revenues in the 3rd and 4th quarter. TOM Online believes this transition may take another few quarters to complete, but its impact should be offset by growth opportunities in the mainland China, European and North American markets.

Moreover, the Company intends to supplement its existing mainland Chinese wireless Internet business and Indigames mobile games business in 2006 by building a China-based mobile game team to take advantage of the growth opportunities it sees in mobile games in mainland China.

Online Advertising

Online advertising revenues for the fourth quarter were US$3.2 mn, representing an increase of 23.5% QoQ and 57.4% YoY due to continued efforts to focus sales efforts on key channels on the Company’s portal. The Company continued to promote its “Wanleba” online music brand in the quarter. It believes these activities are not only raising awareness with the China Internet community but amongst advertisers as well.

In addition to its focus on entertainment and music content, the Company also intends to more closely develop sports content and alliances in 2006 to take advantage of this year’s activities around the FIFA World Cup in Germany, amongst others, to enhance sales opportunities on its portal. More importantly the move will provide additional services and content for the Company’s wireless Internet business.

Jay Chang, Chief Financial Officer and an Executive Director of TOM Online, commented: “We’re pleased with our results for the year which saw record net profits but more importantly demonstrated solid revenue growth based on our diversified wireless Internet revenue model.”

NEW BUSINESS OPPORTUNITIES UPDATE

Skype JV Update

At the end of February, the Company had more than 9 mn registered TOM-Skype users, up from over 5.2 mn registered users at the end of October 2005. Mainland China is now Skype’s second largest market after the United States. The Company continues to work with Skype to co-develop more local features and services for the mainland China market as well as premium services over the TOM-Skype platform. It is hoped that some of the services will be commercially launched in the later part of 2006.

UMPay Alliance Update

The Company continues to work with UMPay to develop China’s mobile payment market as a longer term opportunity. As such, for most of 2006, the Company will seek to jointly develop and enhance the user experience and business plan with UMPay while UMPay will continue to build out the infrastructure and platforms to support mobile payments which is integrated with the banking sector. During the fourth quarter, TOM Online conducted a pilot launch in which users could use their mobile phones to make payments at selected restaurants in Beijing. It is also working on linking the UMPay system to support online payments. At the end of 2005, UMPay had about 6.0 mn subscribers and over 200 merchants on their platform.

BUSINESS OUTLOOK

The following business outlook is based on current information and expectations as of March 17th, 2006. For the first quarter of 2006 the Company expects total revenues to be between US$47.7 mn and US$48.5 mn.

Starting in the first quarter of 2006, the Company will begin expensing costs related to employee stock compensation due to the adoption of the Statement of Financial Accounting Standard 123R, “Share-Based Payment.” Based on unvested shares as of the end of 2005, and excluding any new shares that may be granted, the Company estimates that the impact to the first quarter of 2006 would be in the range of US$0.9 mn to US$1.1 million.

Conference Call

Following the announcement, TOM Online’s management team will host a conference call at 7:00 AM EST (8:00 PM Hong Kong time) on March 17, 2006 to present an overview of the company’s financial performance and business operations.

The dial-in numbers for the call are:

Australia: 1-800-750-079; China A (China Netcom subscribers): 10800-852-0823; China B (China Telecom subscribers): 10800-152-0823; Hong Kong: +852-2258-4002; India: 000-800-852-1133; Singapore: 800-852-3412; United Kingdom: 0800-096-7428; USA: 877-542-7993.

Password: TOM Online.

The conference call will also be webcasted live on http://ir.tom.com. An audio replay of the call can be accessed by dialing +852-2802-5151; passcode: 759560. The call will be archived for seven days.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO, Hong Kong GEM: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographics, the company’s primary business activities include wireless value-added services and online advertising. The company offers an array of services such as SMS, MMS, WAP, wireless IVR (interactive voice response) services, content channels, search and classified information, and free and fee-based advanced email. As at December 31, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet segment.

Forward Looking Statements

This document contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission.

###

For enquiries:

Rico Ngai

Investor and Corporate Communications

TOM Online Inc.

Tel: +86 (10) 6528-3399 Ext 6940

Mobile: +86 139-118-95354

Skype: ricoinrio

Consolidated Balance Sheets

	December 31 2004	2005
	(in thousands of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents	79,320	99,869
Short-term bank deposits	—	1,863
Accounts receivable, net	26,369	33,950
Restricted cash	—	300
Prepayments	4,116	6,053
Deposits and other receivables	2,343	2,503
Due from related parties	159	189
Inventories	113	53

Total current assets	112,420	144,780

Available-for-sale securities	116,471	38,519
Restricted securities	—	59,122
Investment under cost method	1,494	1,494
Long-term prepayments and deposits	240	132
Property and equipment, net	11,927	15,346
Deferred tax assets	348	521
Goodwill, net	158,494	184,678
Intangibles, net	1,707	1,415

Total assets	403,101	446,007

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	2,778	5,031
Other payables and accruals	10,834	16,002
Income tax payable	543	569
Deferred revenues	122	69
Consideration payable	133,613	16,615
Due to related parties	20,331	19,430

Total current liabilities	168,221	57,716

Non-current liabilities:
Secured bank loan	—	56,099

Deferred tax liabilities	—	182

Total liabilities	168,221	113,997
Minority interests	456	2,900

	168,677	116,897
Commitments and Contingencies

Shareholders’ equity:
Share capital	4,995	5,416
Paid-in capital	260,867	312,643
Statutory reserves	9,452	11,396
Accumulated other comprehensive losses	(670)	(3,187)
Accumulated (deficit)/income	(40,220)	2,842

Total shareholders’ equity	234,424	329,110

Total liabilities, minority interests and shareholders’ equity	403,101	446,007

Consolidated Statements of Operations

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Revenues:
Wireless internet services	55,843	112,880	161,879
Advertising	5,845	7,583	9,210
Commercial enterprise solutions	13,825	2,189	1,025
Internet access	1,560	68	—

Total revenues	77,073	122,720	172,114
Cost of revenues:
Cost of services	(32,794)	(63,966)	(98,816)
Cost of goods sold	(11,291)	(791)	—

Total cost of revenues	(44,085)	(64,757)	(98,816)

Gross profit	32,988	57,963	73,298

Operating expenses:
Selling and marketing expenses	(2,772)	(7,695)	(7,718)
General and administrative expenses	(9,133)	(12,385)	(22,048)
Product development expenses	(689)	(886)	(1,528)
Amortization of intangibles	(629)	(5,614)	(975)
Provision for impairment of intangibles	–	(307)	—

Total operating expenses	(13,223)	(26,887)	(32,269)

Income from operations	19,765	31,076	41,029

Other (expenses)/income:
Net interest (expenses)/income	(320)	3,095	2,661
Exchange gain	—	—	1,132
Gain on disposal of available-for-sale securities	—	—	450
Loss on issue of shares by a subsidiary	—	—	(69)

Income before tax	19,445	34,171	45,203
Income tax credit	254	41	24

Income after tax	19,699	34,212	45,227
Minority interests	(127)	(304)	(221)

Net income attributable to shareholders	19,572	33,908	45,006

Earnings per ordinary share– basic (cents):	0.70	0.94	1.10

Earnings per ordinary share– diluted (cents):	N/A	0.85	1.07
Earnings per American Depositary Share – basic (cents):	55.9	75.2	87.7
Earnings per American Depositary Share – diluted (cents):	N/A	68.4	85.4

Weighted average number of shares used in computing Earnings Per Share:

Ordinary share– basic	2,800,000,000	3,608,743,169	4,107,485,514
Ordinary share– diluted	2,800,000,000	3,967,558,949	4,217,527,395

American Depositary Share – basic	N/A	45,109,290	51,343,569
American Depositary Share – diluted	N/A	49,594,487	52,719,092

Consolidated Statements of Shareholders’ (Deficit)/Equity

	Number of Shares	Share Capital	Paid-in Capital	Statutory Reserves	Accumulated other comprehendsive losses	Accumulated (deficit) / income	Total shareholders’ (deficit) / equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2003	2,800,000,000	3,590	93,184	1,552	(55)	(107,735)	(9,464)
Contribution from shareholders (*)	—	—	1,157	—	—	—	1,157
Net income	—	—	—	—	—	19,572	19,572
Reorganization adjustment (#)	—	—	(18,790)	—	—	21,935	3,145

Balance as of December 31, 2003	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410
Issuance of shares pursuant to initial public offering	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	—	(25,589)

Issuance of shares to Cranwood as initial purchase consideration for acquisition of Puccini Group (note 6)	96,200,000	123	18,377	—	—	—	18,500
Unrealized loss on securities	—	—	—	—	(615)	—	(615)
Net income	—	—	—	—	—	33,908	33,908
Appropriation to statutory reserves	—	—	—	7,900	—	(7,900)	—

Balance as of December 31, 2004	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424

Issuance of shares to Cranwood as earn-out consideration for acquisition of Puccini Group	304,155,503	390	47,157	—	—	—	47,547
Issuance of shares on exercise of employee stock options	24,176,602	31	4,619	—	—	—	4,650
Unrealized loss on securities (**)	—	—	—	—	(2,903)	—	(2,903)
Exchange gain	—	—	—	—	386	—	386
Net income	—	—	—	—	—	45,006	45,006
Appropriation to statutory reserves	—	—	—	1,944	—	(1,944)	—

Balance as of December 31, 2005	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110

*	Contribution from shareholders primarily represents contribution of working capital as well as allocation of certain corporate expenses.
#	Reorganization adjustment for the year ended December 31, 2003 represents the carve out of six non-core internet business entities from the Group in connection with the pre-initial public offering (“pre-IPO”) corporate reorganization (“Reorganization”), which was completed on September 26, 2003.
**	Including US$450,000 realized gain which has been transferred out to earnings upon disposal of securities.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	19,572	33,908	45,006
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	629	5,614	975
Amortization of premium on debt securities	—	298	383
Provision for impairment of intangibles	—	307	—
Allowance for doubtful accounts	1,487	761	691
Depreciation	3,016	4,544	6,977
Deferred income tax	(274)	(74)	18
Exchange gain, net	—	—	(1,132)
Interest on advances from TOM Group Limited (“TOM Group”) and its subsidiaries	394	—	—
Corporate expenses recharged by TOM Group	923	—	—
Loss on disposal of property & equipment	91	9	94
Gain on disposal of available-for-sale securities	—	—	(450)
Loss on issuance of shares by a subsidiary	—	—	69
Minority interests	127	304	221

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(8,337)	(10,443)	(5,764)
Prepayments	(913)	(2,892)	(1,144)
Deposits and other receivables	(568)	69	(368)
Due from related parties	226	(35)	(30)
Inventories	1,493	(84)	62

Long-term prepayments and deposits	(361)	63	(82)
Accounts payable	623	(1,085)	1,684
Other payables and accruals	2,148	2,499	5,140
Income tax payable	2	24	(409)
Deferred revenues	(1,320)	(374)	(54)
Due to related parties	711	346	(879)

Net cash provided by operating activities	19,669	33, 759	51,008

Cash flow from investing activities:
Payments for purchase of property & equipment	(4,790)	(9,175)	(9,843)
Short-term bank deposits	—	—	(1,878)
Cash paid for entrusted loan provided to a related party	—	—	(2,461)
Cash received from a related party for repayment of entrusted loan	—	—	2,461
Payments for purchase of intangible assets	—	(1,663)	—
Payment for investment under cost method	—	(1,494)	—
Net cash acquired/ (used in) from acquisition of subsidiaries	3,721	(14,884)	(99,937)
Cash disposed with spin-off	(1,689)	—	—
Payments for investment in available-for-sale securities	—	(118,883)	—
Cash received on disposal of available-for-sale securities	—	—	16,392

Net cash used in investing activities	(2,758)	(146,099)	(95,266)

Cash flow from financing activities:
Issuance of ordinary shares including from the exercise of share options, net of expenses	—	169,024	4,650
IPO share issuing expenses	—	—	(803)
Repayment to related parties	(1,027)	—	—
Cash received from issuance of shares by a subsidiary, net of issuing expenses	—	—	3,985
Bank loan, net of handling charges	—	—	56,886
Partial repayment of bank loan	—	—	(901)

Net cash (used in)/provided by financing activities	(1,027)	169,024	63,817

Net increase in cash and cash equivalents	15,884	56,684	19,559
Cash and cash equivalents, beginning of year	6,752	22,636	79,320
Foreign currency translation	—	—	990

Cash and cash equivalents, end of year	22,636	79,320	99,869

Supplemental disclosures of cash flow information
Cash (paid)/ received during the year:
Cash paid for income taxes	(22)	(9)	(208)
Interest received from bank deposit and available-for-sale securities	74	3,985	5,552

Non-cash activities:
Property and equipment transferred from TOM Group	—	7	—
Property and equipment transferred to subsidiaries of TOM Group	292	—	—
Contribution from shareholders	1,157	—	—
Issuance of shares to Cranwood for acquisition of Puccini Group	—	18,500	47,547
Outstanding payments for listing expenses	15,000	803	—

Unaudited Condensed Statements of Operations for 4Q 2005

	4Q 04	3Q 05	4Q 05
	(in thousands of U.S. dollars)
Wireless Internet	31,948	43,158	44,615
Online advertising	2,032	2,590	3,198
Others	505	193	302
Total revenues	34,485	45,941	48,115

Cost of revenues	(19,159)	(25,689)	(26,747)
Gross profit	15,326	20,252	21,368
Operating expenses	(8,220)	(8,759)	(9,225)
Operating profit	7,106	11,493	12,143
Other income	1,139	1,406	572
Income tax (charge)/ credit	(7)	106	30
Minority interest	(38)	(123)	(25)

Net income	8,200	12,882	12,720